EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the third quarter ended

September 30, 2022

Management’s Discussion and Analysis

GENERAL INFORMATION

The following is TFI International Inc.’s management discussion and analysis (“MD&A”). Throughout this MD&A, the terms “Company”, “TFI International” and “TFI” shall mean TFI International Inc., and shall include its independent operating subsidiaries. This MD&A provides a comparison of the Company’s performance for its three- and nine-month periods ended September 30, 2022 with the corresponding three and nine-month periods ended September 30, 2021 and it reviews the Company’s financial position as of September 30, 2022. It also includes a discussion of the Company’s affairs up to October 27, 2022, which is the date of this MD&A. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements as of September 30, 2022 and the audited consolidated financial statements and accompanying notes as at and for the year ended December 31, 2021.

In this document, all financial data are prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) unless otherwise noted. All amounts are in United States dollars (U.S. dollars), and the term “dollar”, as well as the symbol “$”, designate U.S. dollars unless otherwise indicated. Variances may exist as numbers have been rounded. This MD&A also uses non-IFRS financial measures. Refer to the section of this report entitled “Non-IFRS Financial Measures” for a complete description of these measures.

The Company’s unaudited consolidated condensed interim financial statements have been approved by its Board of Directors (“Board”) upon recommendation of its audit committee on October 27, 2022. Prospective data, comments and analysis are also provided wherever appropriate to assist existing and new investors to see the business from a corporate management point of view. Such disclosure is subject to reasonable constraints for maintaining the confidentiality of certain information that, if published, would probably have an adverse impact on the competitive position of the Company.

Additional information relating to the Company can be found on its website at www.tfiintl.com. The Company’s continuous disclosure materials, including its annual and quarterly MD&A, annual and quarterly consolidated financial statements, annual report, annual information form, management proxy circular and the various press releases issued by the Company are also available on its website, or directly through the SEDAR system at www.sedar.com, or through the EDGAR system at www.sec.gov/edgar.shtml.

FORWARD-LOOKING STATEMENTS

The Company may make statements in this report that reflect its current expectations regarding future results of operations, performance and achievements. These are “forward-looking” statements and reflect management’s current beliefs. They are based on information currently available to management. Words such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue” and words and expressions of similar import are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement: the highly competitive market conditions, the Company’s ability to recruit, train and retain qualified drivers, fuel price variations and the Company’s ability to recover these costs from its customers, foreign currency fluctuations, the impact of environmental standards and regulations, changes in governmental regulations applicable to the Company’s operations, adverse weather conditions, accidents, the market for used equipment, changes in interest rates, cost of liability insurance coverage, downturns in general economic conditions affecting the Company and its customers, credit market liquidity, and the Company’s ability to identify, negotiate, consummate and successfully integrate business acquisitions.

The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. Readers should also refer to the section “Risks and Uncertainties” at the end of this MD&A for additional information on risk factors and other events that are not within the Company’s control. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.

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Management’s Discussion and Analysis

SELECTED FINANCIAL DATA AND HIGHLIGHTS

(unaudited) (in thousands of U.S. dollars, except per share data)	Three months ended September 30			Nine months ended September 30
	2022	2021*	2020	2022	2021*	2020
Revenue before fuel surcharge	1,857,271	1,870,258	866,951	5,740,569	4,580,362	2,436,156
Fuel surcharge	384,690	223,742	69,173	1,115,228	499,153	222,972
Total revenue	2,241,961	2,094,000	936,124	6,855,797	5,079,515	2,659,128
Adjusted EBITDA[1]	348,214	296,437	189,361	1,120,068	758,013	506,051
Operating income	318,442	191,584	117,039	929,178	764,250	299,445
Net income	245,190	131,614	83,101	669,738	610,266	189,347
Adjusted net income[1]	181,185	138,870	87,397	579,909	349,728	206,334
Net cash from operating activities	337,781	211,168	140,649	723,297	665,018	445,934
Free cash flow[1]	292,137	168,737	122,155	693,495	580,140	409,915
Per share data
EPS – diluted	2.72	1.38	0.90	7.27	6.40	2.12
Adjusted EPS – diluted[1]	2.01	1.46	0.94	6.29	3.66	2.31
Dividends	0.27	0.23	0.20	0.81	0.69	0.58
As a percentage of revenue before fuel surcharge
Adjusted EBITDA margin[1]	18.7%	15.9%	21.8%	19.5%	16.5%	20.8%
Depreciation of property and equipment	3.3%	3.3%	4.9%	3.3%	3.5%	5.2%
Depreciation of right-of-use assets	1.7%	1.6%	2.3%	1.6%	1.8%	2.4%
Amortization of intangible assets	0.8%	0.7%	1.4%	0.7%	0.9%	1.4%
Operating margin[1]	17.1%	10.2%	13.5%	16.2%	16.7%	12.3%
Adjusted operating ratio[1]	87.0%	89.8%	86.7%	86.2%	89.6%	88.3%
*	Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

Q3 Highlights

•

Third quarter operating income of $318.4 million increased 66% from $191.6 million the same quarter last year, benefitting from contributions from acquisitions made over the past year and strong execution across the organization including an asset-light approach and cost reductions, and gain on the sale of business to Heartland of $75.7 million, offset by a non-recurring charge of $11.4 million charge reflecting the settlement of a legal claim in California in the Company’s Logistics segment.

•

Net income of $245.2 million increased 86% compared to $131.6 million in Q3 2021, including the aforementioned charges of $11.4 milion in Q3 2022. Diluted earnings per share (diluted “EPS”) of $2.72 approximately doubled compared to $1.38 in Q3 2021.

•	Adjusted net income[1], a non-IFRS measure, of $181.2 million increased 30% compared to $138.9 million in Q3 2021, including the aforementioned charges of $11.4 million Q3 2022.
•	Adjusted diluted EPS[1], a non-IFRS measure, of $2.01 increased 38% compared to $1.46 in Q3 2021.
•	Net cash from operating activities of $337.8 million increased 60% compared to $211.2 million in Q3 2021.
•	Free cash flow[1], a non-IFRS measure, of $292.1 million increased 73% from $168.7 million in Q3 2021.
•	The Company’s reportable segments performed as follows:
o	Package and Courier operating income increased 42% to $33.9 million;
o	Less-Than-Truckload operating income increased 5% to $100.5 million;
o	Truckload operating income increased 73% to $96.6 million; and
o	Logistics operating income decreased 13% to $29.0 million due to the aforementioned charge of $11.4 million.
•	During the third quarter TFI International repurchased and cancelled 2,101,814 shares for $198.8 million.
•	On September 15, 2022, the Board of Directors of TFI declared a quarterly dividend of $0.27 per share, compared to the $0.23 per share dividend declared in Q3 2021, a 17% increase.
•

On October 27, 2022, the Board of Directors of TFI approved a $0.35 per share quarterly dividend, a 30% increase over the previous quarterly dividend of $0.27 per share, effective as of the next regular payment.

•

The Company has applied to the Toronto Stock Exchange to renew the normal course issuer bid (“NCIB”). If the renewal is approved, the Company will be allowed to repurchase for cancellation up to 6,370,000 common shares.

•

On September 1, 2022, the Company announced the completion of the sale of CFI’s Truckload, Temp Control and Mexican non-asset logistics business (herein referred to as “CFI” collectively) to Heartland Express, Inc. for $525 million, resulting in a gain on sale of business of $75.7 million. In addition to customary closing adjustments, Heartland Express paid TFI International an additional $24 million for TFI to retain pre-closing accident and workers’ compensation claims.

•

During the quarter, TFI International acquired Transport St-Amour, HO-RO Trucking Company, St-Michel Logistique, and LLL Transport and subsequent to quarter end completed the acquisition of Quevrac Ltee.

This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS financial measures” section below.

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Management’s Discussion and Analysis

ABOUT TFI INTERNATIONAL

Services

TFI International is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following reportable segments:

•	Package and Courier;
•	Less-Than-Truckload (“LTL”);
•	Truckload (“TL”);
•	Logistics.

Seasonality of operations

The activities conducted by the Company are subject to general demand for freight transportation. Historically, demand has been relatively stable with the first quarter generally the weakest. Furthermore, during the harsh winter months, fuel consumption and maintenance costs tend to rise.

Human resources

As at September 30, 2022, the Company had 25,030 employees in TFI International’s various business segments across North America. This compares to 28,884 employees as at September 30, 2021. The year-over-year decrease of 3,854 is attributable to business acquisitions that added 1,475 employees offset by the decrease of 2,865 due to the sale of CFI and by rationalizations affecting 2,464 employees mainly in the TL segment. The Company believes that it has a relatively low turnover rate among its employees in Canada, and a normal turnover rate in the U.S. comparable to other U.S. carriers, and that its employee relations are very good.

Equipment

The Company believes it has the largest trucking fleet in Canada and a significant presence in the U.S. market. As at September 30, 2022, the Company had 11,509 tractors, 40,630 trailers and 6,933 independent contractors1. This compares to 13,433 tractors, 48,612 trailers and 7,668 independent contractors1 as at September 30, 2021.

Facilities

TFI International’s head office is in Montréal, Québec and its executive office is in Etobicoke, Ontario. As at September 30, 2022, the Company had 550 facilities, as compared to 561 facilities as at September 30, 2021. Of these, 247 are located in Canada, including 165 and 82 in Eastern and Western Canada, respectively. The Company also had 303 facilities in the United States. In the last twelve months, 33 facilities were added from business acquisitions, 23 were removed through the disposal of business and terminal consolidation decreased the total number of facilities by 21, mainly in the TL and logistics segments.

Customers

The Company has a diverse customer base across a broad cross-section of industries with no single client accounting for more than 5% of consolidated revenue. Because of its customer diversity, as well as the wide geographic scope of the Company’s service offerings and the range of segments in which it operates, a downturn in the activities of an individual customer or customers in a particular industry would not be expected to have a material adverse impact on operations. The Company has forged strategic partnerships with other transport companies in order to extend its service offerings to customers across North America.

Revenue by Top Customers' Industry (49% of total revenue)
Retail	32%
Manufactured Goods	17%
Automotive	10%
Building Materials	8%
Metals & Mining	7%
Services	6%
Food & Beverage	5%
Chemicals & Explosives	4%
Forest Products	3%
Energy	3%
Maritime Containers	2%
Waste Management	1%
Others	3%

(For the six-months ended June 30, 2022)

1 Disclosure updated to reflect only owner operators who were active within the quarter presented.

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Management’s Discussion and Analysis

CONSOLIDATED RESULTS

This section provides general comments on the consolidated results of operations. A more detailed analysis is provided in the “Segmented Results” section.

2022 business acquisitions

In line with its growth strategy, the Company has acquired eight businesses during 2022 up until the end of the third quarter.

On March 19, 2022, TFI International acquired Unity Courier Services, Inc. (“Unity”). Unity is a California-based provider of regularly scheduled same-day service and short-term delivery solutions for the US west coast.

On May 27, 2022 TFI International acquired South Shore Transportation Company, Inc. (“South Shore”). Based out of Sandusky, Ohio South Shore, provides flatbed truckload services to the building products segment in the U.S. Midwest.

On June 10, 2022, TFI International acquired selected assets of Premium Ventures Inc (“Premium”). Premium specializes in oversized and overweight freight in Ontario, Canada.

On June 17, 2022, TFI International acquired selected assets of Cedar Creek Express, LLC and DDW Transportation, LLC (collectively referred to as “Cedar Creek”). Cedar Creek operates in the U.S. Midwest and provides food grade tank services.

On July 3, 2022, TFI International acquired selected assets of Transport St-Amour (referred to as “St-Amour”). St-Amour operates in Quebec and provides food grade tank services.

On July 10, 2022, TFI International acquired HO-RO Trucking Company, Inc (referred to as “HO-RO”). HO-RO operates in the North eastern United States and provides flatbed services primarily focusing on delivery of building materials.

On August 28, 2022, TFI International acquired Transport St-Michel Inc., Remorquage St-Michel Inc., and Location Dion Inc., (collectively referred to as “Transport St-Michel”). Based out of Quebec, Transport St-Michel provides a full range of transportation services including flatbed and specialized tank deliveries.

On September 30, 2022, TFI International acquired selected assets of the subsidiaries of LLL Holdings, Inc. (collectively referred to as “Girton”). Girton operates in the U.S. Midwest and specializes in the transportation of liquid commodities.

Revenue

For the three months ended September 30, 2022, total revenue was $2,242.0 million, up 7%, or $148.0 million, from Q3 2021. The increase was attributable to the contribution from business acquisitions of $56.1 million and an increase of $91.9 million from existing operations, which included an increase in fuel surcharge revenue of $154.8 million due to the sustained high fuel costs and a decrease due to the disposal of CFI of $24.9 million.

For the nine months ended September 30, 2022, total revenue was $6,855.8 million, up 35%, or $1,776.3 million, from Q3 2021. The increase was mainly attributable to the contribution from business acquisitions of $1,379.4 million and an increase of $396.9 million from existing operations, which included an increase in fuel surcharge revenue of $401.2 million due to the sustained high fuel costs.

Operating expenses

For the three months ended September 30, 2022, the Company’s operating expenses increased by $21.1 million, to $1,923.5 million, from $1,902.4 million in Q3 2021. The increase is attributable to $49.9 million from business acquisitions and an increase from existing operations of $47.0 million, mainly from higher fuel costs, net of a $75.7 million gain on the sale of CFI.

For the three months ended September 30, 2022, materials and services expenses, net of fuel surcharge, decreased by $80.7 million, to $773.8 million from $854.5 million in the same period last year due to the impact from the increase in the fuel surcharge $160.9 million offset by an increase from business acquisitions of $15.3 million and an increase from existing operations.

For the three months ended September 30, 2022, personnel expense decreased 2% to $604.7 million from $618.0 million in Q3 2021. The decrease is attributable primarily to the sale of CFI, resulting in decrease of $9.9 million.

Other operating expenses, which are primarily comprised of costs related to office and terminal rent, taxes, heating, telecommunications, maintenance and security and other general administrative expenses, increased by $30.3 million for the three months ended September 30, 2022 as compared to the same period last year, attributable primarily to the impacts from non-recurring items including the settlement of a litigation claim of $11.4 million and the write off a software implantation which was no longer required due to the sale of CFI for $3.9 million.

Management’s Discussion and Analysis

For the nine months ended September 30, 2022, the Company’s operating expenses increased by $1,611.4 million from $4.32 billion in 2021 to $5.93 billion in 2022. The increase is mainly attributable to $1,271.9 million from business acquisitions and the $283.6 million bargain purchase gain recognized in 2021, offset by an increase in gains on sale of rolling stock and equipment of $32.5 million, increase in gain on assets held for sale of $56.4 million and from the gain on the sale of CFI of $75.7 million.

Operating income

For the three months ended September 30, 2022, the Company’s operating income increased by $126.9 million to $318.4 million from $191.6 million in the same quarter in 2021. The increase is attributable to the $75.7 million gain on the sale of CFI, contributions from business acquisitions of $6.1 million and an increase from existing operations of $45.0 million. The increase from existing operations was due to maintaining tight controls on expenses while benefiting from increased rates and a strong industrial demand environment, offset by negative impacts from non-recurring items including the settlement of a litigation claim of $11.4 million and the write off of software of $3.9 million. The operating margin as a percentage of revenue before fuel surcharge of 17.1% compared to 10.2% in Q3 2021.

For the nine months ended September 30, 2022, the Company’s operating income rose by $164.9 million to $929.2 million as compared to $764.3 million in the same period in 2021, despite the inclusion of the bargain purchase gain of $283.6 million included in 2021.

Finance income and costs

(unaudited) (in thousands of U.S. dollars)	Three months ended September 30		Nine months ended September 30
Finance costs (income)	2022	2021	2022	2021
Interest expense on long-term debt	14,144	12,080	40,421	33,560
Interest expense on lease liabilities	3,228	3,602	9,851	10,118
Interest income and accretion on promissory note	(592)	(31)	(675)	(614)
Net change in fair value and accretion expense of contingent considerations	97	198	126	361
Net foreign exchange (gain) loss	918	201	1,120	(532)
Net impact of early repayment of contingent consideration	—	—	—	(1,469)
Others	3,913	4,480	12,591	10,153
Net finance costs	21,708	20,530	63,434	51,577

Interest expense on long-term debt

Interest expense on long-term debt for the three-month period ended September 30, 2022 was $2.1 million higher than the same quarter last year, of which $2.0 million is attributable mainly to a higher average interest rate.

The interest expense on long-term debt for the nine-month period ended September 30, 2022 was $6.9 million higher than the same period last year due to the increase in the average level of debt, based on the month-end debt levels, which was $1.63 billion in 2022 compared to $1.40 billion in 2021, accounting for $5.6 million of the increase, and from the increase in interest rates accounting for $1.2 million of the increase.

Net foreign exchange gain or loss and net investment hedge

The Company designates as a hedge a portion of its U.S. dollar denominated debt held against its net investments in U.S. operations. This accounting treatment allows the Company to offset the designated portion of foreign exchange gain (or loss) of its debt against the foreign exchange loss (or gain) of its net investments in U.S. operations and present them in other comprehensive income. Net foreign exchange gains or losses recorded in income or loss are attributable to the translation of the U.S. dollar portion of the Company’s credit facilities not designated as a hedge and to the translation of other financial assets and liabilities denominated in currencies other than the functional currency. For the three-month period ended September 30, 2022, a loss of $72.6 million of foreign exchange variations (a loss of $72.0 million net of tax) was recorded to other comprehensive income as it relates to the translation of the debt in the net investment hedge. For the three-month period ended September 30, 2021, a gain of $7.2 million of foreign exchange variations (a gain of $6.2 million net of tax) was recorded to other comprehensive income as it relates to the translation of the debt in the net investment hedge.

For the nine-month period ended September 30, 2022, a loss of $95.8 million of foreign exchange variations (a loss of $92.2 million net of tax) was recorded to other comprehensive income as it relates to the translation of the debt in the net investment hedge. For the nine-month period ended September 30, 2021, a loss of $19.7 million of foreign exchange variations (a loss of $17.1 million net of tax) was recorded to other comprehensive income as it relates to the translation of the debt in the net investment hedge.

Income tax expense

For the three months ended September 30, 2022, the Company’s effective tax rate was 17.4%. The income tax expense of $51.5 million reflects a $27.1 million favorable variance versus an anticipated income tax expense of $78.6 million based on the Company’s statutory tax rate of 26.5%. The favorable variance is mainly due to favorable variations from tax deductions and tax exempt income of $23.4 million, primarily from the gain on sale of CFI.

Management’s Discussion and Analysis

For the nine months ended September 30, 2022, the Company’s effective tax rate was 22.6%. The income tax expense of $196.0 million reflects a $33.4 million favorable variance versus an anticipated income tax expense of $229.4 million based on the Company’s statutory tax rate of 26.5%. The favorable variance is mainly due to favorable variations from tax deductions and tax exempt income of $33.1 million, primarily due to the sale of CFI, and $2.8 million for rate differentials between jurisdictions which is partially offset by an unfavourable variance of $2.8 million for non-deductible expenses.

Net income and adjusted net income

(unaudited) (in thousands of U.S. dollars, except per share data)	Three months ended September 30			Nine months ended September 30
	2022	2021*	2020	2022	2021*	2020
Net income	245,190	131,614	83,101	669,738	610,266	189,347
Amortization of intangible assets related to business acquisitions	11,965	11,243	11,911	38,034	37,370	33,838
Net change in fair value and accretion expense of contingent considerations	97	198	3	126	361	83
Net change in fair value of derivatives	—	—	(234)	—	—	—
Net foreign exchange (gain) loss	918	201	(365)	1,120	(532)	(1,610)
Gain on sale of business and directly attributable costs	(71,822)	—	—	(71,822)	—	—
Bargain purchase gain	—	—	—	—	(283,593)	(4,008)
Gain on sale of land and buildings and assets held for sale	(1,035)	(1,617)	(1,947)	(61,929)	(5,340)	(9,742)
Loss on disposal of intangible assets	—	1	—	—	6	—
U.S. Tax Reform	—	—	(2,398)	—	—	5,512
Tax impact of adjustments	(4,128)	(2,770)	(2,674)	4,642	(8,810)	(7,086)
Adjusted net income[1]	181,185	138,870	87,397	579,909	349,728	206,334
Adjusted EPS – basic[1]	2.05	1.49	0.96	6.42	3.75	2.35
Adjusted EPS – diluted[1]	2.01	1.46	0.94	6.29	3.66	2.31

* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

For the three months ended September 30, 2022, TFI International’s net income was $245.2 million as compared to $131.6 million in Q3 2021. The Company’s adjusted net income1, a non-IFRS measure, which excludes items listed in the above table, was $181.2 million as compared to $138.9 million in Q3 2021, an increase of 30% or $42.3 million. Adjusted EPS, fully diluted, increased by $0.55 to $2.01 from $1.46 in Q3 2021.

For the nine months ended September 30, 2022, TFI International’s net income was $669.7 million as compared to $610.3 million in Q3 2021, which included a bargain purchase gain on the acquisition of UPS Freight of $283.6 million. The Company’s adjusted net income1, a non-IFRS measure, which excludes items listed in the above table, was $579.9 million as compared to $349.7 million in Q3 2021, an increase of 66% or $230.2 million. Adjusted EPS, fully diluted, increased by $2.63 to $6.29 from $3.66 in Q3 2021.

1 This is a non-IFRS. For the reconciliation, refer to the “Non-IFRS financial measures” section below.

Management’s Discussion and Analysis

SEGMENTED RESULTS

To facilitate the comparison of business level activity and operating costs between periods, the Company compares the revenue before fuel surcharge (“revenue”) and reallocates the fuel surcharge revenue to materials and services expenses within operating expenses. Note that “Total revenue” is not affected by this reallocation.

Selected segmented financial information

(unaudited) (in thousands of U.S. dollars)	Package and Courier	Less- Than-Truckload*	Truckload	Logistics*	Corporate	Eliminations	Total
Three months ended September 30, 2022
Revenue before fuel surcharge[1]	120,236	817,199	510,185	424,075	—	(14,424)	1,857,271
% of total revenue[2]	7%	45%	28%	20%			100%
Adjusted EBITDA[3]	40,388	137,359	148,940	38,638	(17,111)	—	348,214
Adjusted EBITDA margin[3,4]	33.6%	16.8%	29.2%	9.1%			18.7%
Operating income (loss)	33,858	100,513	96,628	28,992	58,451	—	318,442
Operating margin[3,4]	28.2%	12.3%	18.9%	6.8%			17.1%
Total assets less intangible assets[3]	174,554	2,137,139	1,074,734	285,159	260,463	—	3,932,049
Net capital expenditures[3]	1,144	12,325	21,229	10	66	—	34,774
Three months ended September 30, 2021
Revenue before fuel surcharge[1]	133,315	860,838	488,617	408,071	—	(20,583)	1,870,258
% of total revenue[2]	7%	47%	26%	20%			100%
Adjusted EBITDA[3]	30,349	130,989	109,563	42,291	(16,755)	—	296,437
Adjusted EBITDA margin[3,4]	22.8%	15.2%	22.4%	10.4%			15.9%
Operating income (loss)	23,861	95,918	55,753	33,299	(17,247)	—	191,584
Operating margin[3,4]	17.9%	11.1%	11.4%	8.2%			10.2%
Total assets less intangible assets[3]	179,138	2,129,759	1,285,137	266,936	142,434		4,003,404
Net capital expenditures[3]	6,434	2,045	24,907	7	16	—	33,409
Nine months ended September 30, 2022
Revenue before fuel surcharge[1]	369,898	2,522,774	1,582,980	1,313,154	—	(48,237)	5,740,569
% of total revenue[2]	7%	45%	28%	20%			100%
Adjusted EBITDA[3]	116,903	441,452	453,051	135,217	(26,555)	—	1,120,068
Adjusted EBITDA margin[3,4]	31.6%	17.5%	28.6%	10.3%			19.5%
Operating income (loss)	96,743	382,567	295,026	106,242	48,600	—	929,178
Operating margin[3,4]	26.2%	15.2%	18.6%	8.1%			16.2%
Total assets less intangible assets[3]	174,554	2,137,139	1,074,734	285,159	260,463	—	3,932,049
Net capital expenditures[3]	4,591	75,541	17,410	545	112	—	98,199
Nine months ended September 30, 2021
Revenue before fuel surcharge[1]	410,073	1,617,729	1,394,725	1,193,365	—	(35,530)	4,580,362
% of total revenue[2]	9%	36%	31%	24%			100%
Adjusted EBITDA[3]	91,349	274,452	319,333	126,540	(53,661)	—	758,013
Adjusted EBITDA margin[3,4]	22.3%	17.0%	22.9%	10.6%			16.5%
Operating income (loss)	71,727	469,349	168,386	109,925	(55,137)	—	764,250
Operating margin[3,4]	17.5%	29.0%	12.1%	9.2%			16.7%
Total assets less intangible assets[3]	179,138	2,129,759	1,285,137	266,936	142,434	—	4,003,404
Net capital expenditures[3]	8,519	5,717	54,064	124	121	—	68,545

1 Includes intersegment revenue.

2 Segment revenue including fuel surcharge and intersegment revenue to consolidated revenue including fuel surcharge and intersegment revenue.

3 This is a non-IFRS measures. For a reconciliation, refer to the “Non-IFRS financial measures” section below.

4 As a percentage of revenue before fuel surcharge.

* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

Management’s Discussion and Analysis

Package and Courier

(unaudited)	Three months ended September 30				Nine months ended September 30
(in thousands of U.S. dollars)	2022	%	2021	%	2022	%	2021	%
Total revenue	159,163		153,282		478,463		464,081
Fuel surcharge	(38,927)		(19,967)		(108,565)		(54,008)
Revenue	120,236	100.0%	133,315	100.0%	369,898	100.0%	410,073	100.0%
Materials and services expenses (net of fuel surcharge)	39,682	33.0%	59,463	44.6%	124,941	33.8%	183,150	44.7%
Personnel expenses	33,961	28.2%	37,428	28.1%	108,773	29.4%	115,760	28.2%
Other operating expenses	6,400	5.3%	6,090	4.6%	20,178	5.5%	19,857	4.8%
Depreciation of property and equipment	3,156	2.6%	3,018	2.3%	9,783	2.6%	9,095	2.2%
Depreciation of right-of-use assets	3,214	2.7%	3,260	2.4%	9,889	2.7%	9,809	2.4%
Amortization of intangible assets	160	0.1%	209	0.2%	488	0.1%	717	0.2%
Gain on sale of rolling stock and equipment	(194)	-0.2%	(13)	-0.0%	(898)	-0.2%	(37)	-0.0%
(Gain) loss on derecognition of right-of-use assets	(1)	-0.0%	(2)	-0.0%	1	0.0%	(7)	-0.0%
Loss on disposal of intangible assets	-	-	1	0.0%	-	-	1	0.0%
Operating income	33,858	28.2%	23,861	17.9%	96,743	26.2%	71,728	17.5%
Adjusted EBITDA[1]	40,388	33.6%	30,349	22.8%	116,903	31.6%	91,350	22.3%
Return on invested capital[1]		31.0%		23.2%

1 This is a non-IFRS measure. For a reconciliation, refer to the “Non-IFRS financial measures” section below.

Operational data
(unaudited)	Three months ended September 30				Nine months ended September 30
(Revenue in U.S. dollars)	2022	2021	Variance	%	2022	2021	Variance	%
Revenue per pound (including fuel)	$0.48	$0.43	$0.05	11.6%	$0.49	$0.45	$0.04	8.9%
Revenue per pound (excluding fuel)	$0.36	$0.37	$(0.01)	-2.7%	$0.38	$0.40	$(0.02)	-5.0%
Revenue per package (excluding fuel)	$5.81	$6.25	$(0.44)	-7.0%	$5.98	$6.24	$(0.26)	-4.2%
Tonnage (in thousands of metric tons)	152	163	(11)	-6.7%	447	469	(22)	-4.7%
Packages (in thousands)	20,687	21,314	(627)	-2.9%	61,808	65,676	(3,868)	-5.9%
Average weight per package (in lbs.)	16.19	16.86	(0.67)	-4.0%	15.94	15.74	0.20	1.3%
Vehicle count, average	1,010	1,068	(58)	-5.4%	1,052	1,045	7	0.7%
Weekly revenue per vehicle (incl. fuel, in thousands of U.S. dollars)	$12.12	$11.04	$1.08	9.8%	$11.66	$11.39	$0.27	2.4%

Revenue

For the three-month period ended September 30, 2022, revenue decreased by $13.1 million or 10%, from $133.3 million in 2021 to $120.2 million in 2022. This decrease is mostly attributable to a 2.9% decrease in packages combined with a 7.0% decrease in revenue per package (excluding fuel surcharge). The decrease in revenue per package is attributable to a decrease of 2.7% in revenue per pound (excluding fuel surcharge) and a 4.0% decrease in average weight per package. The decrease in packages is attributable to softness in the market, primarily in the business-to-consumer deliveries.

For the nine-month period ended September 30, 2022, revenue decreased by $40.2 million or 10%, from $410.1 million in 2021 to $369.9 million in 2022. This decrease is attributable to a 4.2% decrease in revenue per package combined with a 5.9% decrease in packages related primarily to softness in the business-to-consumer market.

Operating expenses

For the three-month period ended September 30, 2022, materials and services expenses, net of fuel surcharge revenue, decreased $19.8 million or 33%, mostly due to an increase of $19.0 million in fuel surcharge revenue. Personnel expenses decreased by $3.5 million or 9% primarily from a $2.4 million decrease in direct labor and a decrease of $0.8 million in administrative salaries. The decrease in direct labor is primarily attributable to the decrease in overall volume and increased operational efficiencies.

For the nine-month period ended September 30, 2022, materials and services expenses, net of fuel surcharge revenue, decreased $58.2 million or 32%, mostly due to a $54.6 million increase in fuel surcharge revenue combined with a decrease of $5.4 million in P&D costs driven by decreased volume, partially offset by a $4.2 million increase in linehaul purchases mainly due to higher fuel surcharge paid to linehaul sub-contractors. Personnel expenses decreased by $7.0 million or 6% from a $8.3 million decrease in direct labor offset by a reduction of $1.2 million in wage subsidies. The decrease in direct labor is primarily attributable to the decrease in overall volume.

Operating income

Operating income for the three-month period ended September 30, 2022, increased by $10.0 million or 42%. The operating margin was 28.2% in the third quarter of 2022, a strong improvement when compared to 17.9% for the same period in 2021.

Management’s Discussion and Analysis

For the nine-month period ended September 30, 2022, operating income increased by $25.0 million or 35%. The operating margin was 26.2% for this period of 2022 compared to 17.5% for the same period in 2021.

The return on invested capital increased 781 basis points, from 23.2% in the trailing twelve months ended September 30, 2021, to 31.0% in the trailing twelve months ended September 30, 2022. This is primarily due to an increase in operating income over the same period.

Less-Than-Truckload

(unaudited)	Three months ended September 30				Nine months ended September 30
(in thousands of U.S. dollars)	2022	%	2021*	%	2022	%	2021*	%
Total revenue	1,021,363		989,295		3,119,450		1,855,844
Fuel surcharge	(204,164)		(128,457)		(596,676)		(238,115)
Revenue	817,199	100.0%	860,838	100.0%	2,522,774	100.0%	1,617,729	100.0%
Materials and services expenses (net of fuel surcharge)	249,630	30.5%	296,066	34.4%	776,823	30.8%	574,107	35.5%
Personnel expenses	366,054	44.8%	379,408	44.1%	1,121,609	44.5%	673,977	41.7%
Other operating expenses	65,412	8.0%	54,622	6.3%	185,297	7.3%	95,796	5.9%
Depreciation of property and equipment	25,626	3.1%	24,548	2.9%	78,476	3.1%	47,396	2.9%
Depreciation of right-of-use assets	10,094	1.2%	9,589	1.1%	29,344	1.2%	23,652	1.5%
Amortization of intangible assets	2,188	0.3%	2,556	0.3%	6,766	0.3%	7,273	0.4%
Bargain Purchase Gain	-	-	—	0.0%	-	-	(271,593)	(16.8)%
(Gain) loss on sale of rolling stock and equipment	(1,235)	-0.2%	193	0.0%	(2,455)	-0.1%	(65)	-0.0%
(Gain) loss on derecognition of right-of-use assets	(21)	-0.0%	(440)	-0.1%	48	0.0%	(538)	-0.0%
Gain on sale of land and buildings and assets held for sale	(1,062)	-0.1%	(1,622)	-0.2%	(55,701)	-2.2%	(1,625)	-0.1%
Operating income	100,513	12.3%	95,918	11.1%	382,567	15.2%	469,349	29.0%
Adjusted EBITDA[1]	137,359	16.8%	130,989	15.2%	441,452	17.5%	274,452	17.0%

1 This is a non-IFRS measure. For a reconciliation, refer to the “Non-IFRS financial measures” section below.

* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

Operational data
(unaudited)	Three months ended September 30				Nine months ended September 30
(Revenue in U.S. dollars)	2022	2021	Variance	%	2022	2021	Variance	%
U.S. LTL
Revenue (in thousands of dollars)[1]	544,318	613,965	(69,647)	-11.3%	1,711,279	1,017,467	693,812	68.2%
Adjusted Operating Ratio[2]	90.8%	90.7%			89.8%	90.5%
Revenue per hundredweight (excluding fuel)[1]	$29.87	$28.77	$1.10	3.8%	$29.57	$28.15	$1.42	5.0%
Revenue per shipment (excluding fuel)[1]	$320.94	$301.41	$19.53	6.5%	$319.51	$293.98	$25.53	8.7%
Tonnage (in thousands of tons)[1]	911	1,067	(156)	-14.6%	2,894	1,807	1,087	60.2%
Shipments (in thousands)[1]	1,696	2,037	(341)	-16.7%	5,356	3,461	1,895	54.8%
Average weight per shipment (in lbs)[1]	1,074	1,048	26	2.5%	1,081	1,044	37	3.5%
Average length of haul (in miles)[1]	1,107	1,095	12	1.1%	1,103	1,080	23	2.1%
Vehicle count, average	4,922	4,952	(30)	-0.6%	4,777	4,997	(220)	-4.4%
Return on invested capital[2,3]	25.2%	-
Canadian LTL
Revenue (in thousands of dollars)	133,654	136,356	(2,702)	-2.0%	424,836	412,194	12,642	3.1%
Adjusted Operating Ratio[2]	72.8%	80.3%			73.6%	80.4%
Revenue per hundredweight (excluding fuel)	$11.01	$10.87	$0.14	1.3%	$11.39	$10.68	$0.71	6.6%
Revenue per shipment (excluding fuel)	$236.97	$217.13	$19.84	9.1%	$243.60	$222.09	$21.51	9.7%
Tonnage (in thousands of tons)	607	627	(20)	-3.2%	1,865	1,930	(65)	-3.4%
Shipments (in thousands)	564	628	(64)	-10.2%	1,744	1,856	(112)	-6.0%
Average weight per shipment (in lbs)	2,152	1,997	155	7.8%	2,139	2,080	59	2.8%
Average length of haul (in miles)	739	778	(39)	-5.0%	752	767	(15)	-2.0%
Vehicle count, average	800	830	(30)	-3.6%	797	846	(49)	-5.8%
Return on invested capital[2]	23.1%	16.7%
[1] Operational statistics exclude figures from Ground Freight Pricing (“GFP”).
[2] This is a non-IFRS measure. For a reconciliation please refer to the “Non-IFRS and Other Financial Measures” section below.
[3] Comparative return on invested capital for 2021 is not disclosed as the segment was created post UPS Freight acquisition in Q2 2021.

Revenue

For the three months ended September 30, 2022, revenue decreased by $43.6 million to $817.2 million. This decrease is mainly due to a 11.3%, or $69.6 million, reduction coming from the U.S. LTL Operation, combined with a 2.0%, or $2.7 million, reduction in the Canadian LTL operation, and partially offset by a 26.4% or $29.9 million increase in revenue coming from Ground with Freight Pricing (GFP).  The reduction in U.S. revenue came from a 16.7%

Management’s Discussion and Analysis

decrease in shipment count partially offset by a 6.5% increase in revenue per shipment (excluding fuel) when compared to the third quarter of 2021. The decrease was primarily driven by culling freight that did not fit the network, however a portion of the decline was driven by softer volumes due to the market environment.  The Canadian LTL operations revenue decreased was caused by a 10.2% decrease in shipment count, partially offset by a 9.1% increase in revenue per shipment (excluding fuel).  The increase in Canadian LTL revenue per shipment is the sum of a 1.3% increase in revenue per hundredweight (before fuel) combined with a 7.8% increase in average weight per shipment.  Increase in GFP revenue is mostly coming from an impressive 25.2% increase in shipment delivered.

For the nine-month period ended September 30, 2022, revenue increased $905.0 million to $2,522.8 million. The increase is due primarily to the business acquisition in U.S. LTL of $933.3 million.

Operating expenses

For the three months ended September 30, 2022, materials and services expenses, net of fuel surcharge revenue, decreased $46.4 million, or 15.7%, attributable to $75.7 million higher fuel surcharge revenue, partially offset by $18.8 million higher sub-contractor cost and $14.2 million increase in fuel cost. Personnel expenses decreased $13.4 million, with all the reduction coming from U.S. LTL operations and caused by the reduction of volume in the quarter. Even with a 16.7% decrease in shipment count, US LTL direct labour cost only decreased 2.3% in the third quarter of 2022. Other operating expenses increased $10.8 million, mostly from higher building repairs and maintenance cost that have increased $5.0 million combined with higher professional fees and IT related expenses that have each increased $1.9 million when compared to the same period in 2021.

For the nine-month period ended September 30, 2022, materials and services expenses, net of fuel surcharge revenue, increased $202.7 million with $284.7 million attributable to the acquisition of UPS Freight.  Before business acquisition, materials and services expenses decreased $81.9 million, or 14.3%, mostly due to a $170.9 million increase in fuel surcharge revenue, partially offset by a $59.2 million increase in sub-contractor costs and $34.0 million increase in fuel cost.  Personnel expenses before business acquisition decreased $5.0 million, or 0.7%, mostly attributable to a reduction in administrative fringe benefits.  Other operating expenses before business acquisition increased $20.4 million when compared to the same period in 2021, $6.3 million from higher real estate costs combined with $13.2 million coming from higher professional fees, IT & bad debt expenses.

Operating income

Operating income for the three months ended September 30, 2022, increased 4.8% or $4.6 million, including $7.9 million from the Canadian LTL operations partially offset by a $3.3 million reduction from US LTL operations.  Adjusted operating ratio, a non-IFRS measure, of the Canadian LTL operations improved to 72.8% in the third quarter of 2022 as compared to 80.3% for the same period in 2021. US LTL operations achieved a 90.8% adjusted operating ratio, a non-IFRS measure, in the third quarter of 2022, compared to 90.7% in the third quarter of 2021.

For the nine-month period ended September 30, 2022, operating income of $382.6 million compared to $469.3 million in 2021. The decrease is due to the bargain purchase gain of $271.6 million recognized in the prior year, offset by business acquisitions of $93.0 million, gain on assets held for sale of $55.7 million, and from improved performance in existing operations of $36.5 million.

The return on invested capital, a non-IFRS measure, of Canadian based LTL operations was 23.1% in the third quarter of 2022, a 642-basis point increase from 16.6% in the third quarter of 2021. That increase is mostly related to materially higher operating income, combined with slightly lower invested capital.  Return on invested capital of the US LTL operations was 25.2% in the third quarter of 2022.

Management’s Discussion and Analysis

Truckload

(unaudited)	Three months ended September 30				Nine months ended September 30
(in thousands of U.S. dollars)	2022	%	2021	%	2022	%	2021	%
Total revenue	635,370		556,173		1,948,254		1,578,743
Fuel surcharge	(125,185)		(67,556)		(365,274)		(184,018)
Revenue	510,185	100.0%	488,617	100.0%	1,582,980	100.0%	1,394,725	100.0%
Materials and services expenses (net of fuel surcharge)	199,175	39.0%	216,533	44.3%	647,137	40.9%	602,107	43.2%
Personnel expenses	147,911	29.0%	154,240	31.6%	470,442	29.7%	443,690	31.8%
Other operating expenses	22,423	4.4%	16,706	3.4%	62,903	4.0%	47,275	3.4%
Depreciation of property and equipment	31,977	6.3%	34,204	7.0%	102,318	6.5%	101,649	7.3%
Depreciation of right-of-use assets	14,320	2.8%	14,317	2.9%	43,743	2.8%	37,593	2.7%
Amortization of intangible assets	6,016	1.2%	5,304	1.1%	18,245	1.2%	15,620	1.1%
Gain on sale of rolling stock and equipment	(8,286)	-1.6%	(8,302)	-1.7%	(50,500)	-3.2%	(17,409)	-1.2%
(Gain) loss on derecognition of right-of-use assets	22	0.0%	(123)	-0.0%	(53)	-0.0%	(271)	-0.0%
Gain on sale of land and buildings and assets held for sale	(1)	-0.0%	(15)	-0.0%	(6,281)	-0.4%	(3,920)	-0.3%
Loss on disposal of intangible assets	—	-	—	-	—	-	5	0.0%
Operating income	96,628	18.9%	55,753	11.4%	295,026	18.6%	168,386	12.1%
Adjusted EBITDA[1]	148,940	29.2%	109,563	22.4%	453,051	28.6%	319,333	22.9%

Operational data	Three months ended September 30				Nine months ended September 30
(unaudited)	2022	2021	Variance	%	2022	2021	Variance	%
Specialized TL2
Revenue (in thousands of U.S. dollars)	355,431	325,149	30,282	9.3%	1,036,897	905,113	131,783	14.6%
Adjusted operating ratio	79.9%	90.0%			81.8%	88.4%
Tractor count, average	3,657	4,056	(399)	-9.8%	3,574	3,681	(106)	-2.9%
Trailer count, average	10,928	11,530	(602)	-5.2%	10,775	10,782	(7)	-0.1%
Tractor age	3.6	3.0	0.6	18.3%	3.6	3.0	0.6	18.3%
Trailer age	11.5	9.8	1.7	17.6%	11.5	9.8	1.7	17.6%
Number of owner operators, average	1,129	1,286	(157)	-12.2%	1,103	1,223	(119)	-9.7%
Return on invested capital[1]	12.7%	8.8%
Canadian based Conventional TL
Revenue (in thousands of U.S. dollars)	79,073	59,106	19,966	33.8%	243,452	176,391	67,060	38.0%
Adjusted operating ratio	75.5%	88.4%			77.9%	87.6%
Total mileage (in thousands)	22,706	20,839	1,867	9.0%	69,425	65,769	3,656	5.6%
Tractor count, average	724	594	130	21.9%	702	610	92	15.1%
Trailer count, average	3,341	2,695	646	24.0%	3,396	2,711	685	25.3%
Tractor age	3.1	2.6	0.5	18.1%	3.1	2.6	0.5	18.1%
Trailer age	6.9	5.5	1.4	26.5%	6.9	5.5	1.4	26.5%
Number of owner operators, average	259	291	(32)	-11.1%	275	300	(25)	-8.5%
Return on invested capital[1]	20.6%	12.4%
[1] This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS Financial Measures” section below.
[2] Recasted comparative figures for change in operating segments of the dedicated operations from US Conventional Truckload

On August 31,2022, TFI International sold CFI’s Truckload, Temp Control and Mexican non-asset logistics businesses, operating primarily in the US-based Conventional TL operating segment. Subsequent to the sale, the remaining businesses operations in TFI International’s US-based Conventional TL operating segment, namely TA Dedicated and TF Dedicated Logistics, were transferred to the Specialized TL operating segment. The reported results have been restated to reflect this transfer between operating segments. U.S. based Conventional TL will no longer be presented. Because the transfer was amongst operating segments in the same reportable segment and the aggregation criteria continued to be met, there was no impact on the reportable segment results.

Revenue

For the three months ended September 30, 2022, revenue increased by $21.6 million, or 4%, from $488.6 million in Q3 2021 to $510.2 million. This increase was due to contributions from business acquisitions of $36.7 million, partially offset by the impact on revenue from the sale of CFI of $28.6 million and an increase in revenue from existing operations of $13.5 million. For Specialized TL, revenue increased by $30.3 million, or 9.3%, compared to the prior year period, primarily due to contributions from business acquisitions of $23.0 million and organic growth of $7.3 million. For Canadian based conventional TL operations, revenue increased by $20.0 million, or 33.8%, compared to the same prior year period. The increase was due to a 23.4% improvement in revenue per tractor, driven by a 25.8% improvement in revenue per mile, with miles per tractor broadly flat year over year.

Management’s Discussion and Analysis

For the nine months ended September 30, 2022, TL revenue increased by $188.3 million, or 13%, from $1,394.7 million in 2021 to $1,583.0 million in 2022. This increase is mainly due to contributions from business acquisitions of $187.3 million, partially offset by the impact on revenue from the sale of CFI of $6.0 million and an increase in revenue from existing operations of $6.9 million

Operating expenses

For the three months ended September 30, 2022, operating expenses, net of fuel surcharge, decreased by $19.3 million or 4%, from $432.9 million in 2021 to $413.6 million in 2022. This is mainly due to a decrease in operating expenses of $17.1 million following the sale of CFI including a $3.9 million write-off of software , offset by an increase of $33.5 million in operating expenses, net of fuel surcharge, from business acquisitions, and a decrease in operating expenses, net of fuel surcharge, from existing truckload operations of $35.8 million.

For the nine months ended September 30, 2022, TL operating expenses, net of fuel surcharge, increased by $61.6 million or 5%, from $1,226.3 million in 2021 to $1,288.0 million in 2022. Business acquisitions accounted for $175.9 million of the increase in operating expenses, net of fuel surcharge, partially offset by an increase in the gain on sale of property and equipment of $33.1 million and a decrease in operating expenses, net of fuel surcharge, from existing truckload operations.

Operating income

For the three months ended September 30, 2022, the TL segment’s operating ratio was 81.1%, which improved from 88.6% in the same prior year period. Operating income for the TL segment was $96.6 million for the three months ended September 30, 2022, up from $55.8 million in the third quarter of 2021. The increase is almost entirely organic, and is despite a $3.9 million non cash writeoff of capitalized software at CFI. Contributions from business acquisitions were $4.1 million.

For the nine months ended September 30, 2022, operating income in the TL segment increased by $126.6 million, or 75%, from $168.4 million in 2021 to $295.0 million in 2022. The increase is primarily organic, in addition to gains on sale of rolling stock and equipment of $33.1 million, and, contributions from business acquisitions of $11.4 million.

Return on invested capital, a non-IFRS measure, for the Specialized TL segment increased to 12.7% as compared to 8.8% in the same prior year period due primarily to an increase in operating income. The return on invested capital, a non-IFRS measure, for Canadian based Conventional TL was 20.6%, up from 12.4% for the same prior year period, reflecting an increase in operating income.

Logistics

(unaudited)	Three months ended September 30				Nine months ended September 30
(in thousands of U.S. dollars)	2022	%	2021*	%	2022	%	2021*	%
Total revenue	444,407		418,780		1,369,209		1,220,986
Fuel surcharge	(20,332)		(10,709)		(56,055)		(27,621)
Revenue	424,075	100.0%	408,071	100.0%	1,313,154	100.0%	1,193,365	100.0%
Materials and services expenses (net of fuel surcharge)	305,158	72.0%	307,659	75.4%	962,424	73.3%	900,682	75.5%
Personnel expenses	37,622	8.9%	29,342	7.2%	107,735	8.2%	87,104	7.3%
Other operating expenses	42,655	10.1%	28,785	7.1%	107,816	8.2%	79,299	6.6%
Depreciation of property and equipment	359	0.1%	394	0.1%	1,127	0.1%	1,206	0.1%
Depreciation of right-of-use assets	3,677	0.9%	3,462	0.8%	11,150	0.8%	10,501	0.9%
Amortization of intangible assets	5,610	1.3%	5,136	1.3%	16,698	1.3%	16,908	1.4%
Bargain purchase gain	—	—	—	—	—	—	(12,000)	-1.0%
(Gain) loss on sale of rolling stock and equipment	2	0.0%	(6)	-0.0%	(30)	-0.0%	—	—
Gain on derecognition of right-of-use assets	—	—	—	—	(8)	-0.0%	(260)	-0.0%
Operating income	28,992	6.8%	33,299	8.2%	106,242	8.1%	109,925	9.2%
Adjusted EBITDA[1]	38,638	9.1%	42,291	10.4%	135,217	10.3%	126,540	10.6%
Return on invested capital[1]		21.1%		24.3%

1 This is a non-IFRS measure. For a reconciliation, refer to the “Non-IFRS financial measures” section below.

* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

Revenue

For the three months ended September 30, 2022, revenue increased by $16.0 million, or 4%, from $408.1 million in 2021 to $424.1million in 2022, mainly due to the 3PL volume improvement and to contributions from business acquisitions of $12.8 million.

Management’s Discussion and Analysis

For the nine-month period ended September 30, 2022, revenue increased by $119.8 million, or 10%, from $1,193.4 million in 2021 to $1,313.1 million. The increase is attributable to the contribution from business acquisitions of $43.5 million and $76.3 million, or 6%, from 3PL existing operations in the U.S.

Approximately 78% (2021 – 77%) of the Logistics segment’s revenues in the quarter were generated from operations in the U.S. and approximately 22% (2021 – 23%) were generated from operations in Canada and Mexico.

Operating expenses

For the three months ended September 30, 2022, total operating expenses, net of fuel surcharge increased by $20.3 million, or 5% relative to the same prior year period, from $374.8 million to $395.1 million. Business acquisitions accounted for $10.7 million and total operating expenses, net of fuel surcharge increased by $9.6 million for existing operations. For the existing operations, other operating expenses increased by $13.3 million mostly due to a litigation settlement in the US last mile division which impacted the third quarter by $11.4 million and $2.0 million due to TFWW agent commissions related to higher 3PL revenue. Materials and services expenses decreased by $3.8 million, coming from an increase in fuel surcharge revenue of $9.6 million offset by a $5.8 million increase in sub-contractor expense.

For the nine-months ended September 30, 2022, total operating expenses, net of fuel surcharge increased by $123.4 million, or 11%, from $1,083.4 million to $1,206.9 million. Business acquisitions accounted for $40.1 million and total operating expenses, net of fuel surcharge increased by $83.3 million for existing operations. This increase is primarily from a materials and services expenses (net of fuel surcharge) increase of $46.4 million and sales commissions of $12.9 million related to revenue growth. Furthermore, litigation settlement in the US last mile division increased by $12.4 million.

Operating income

Operating income for the three months ended September 30, 2022 decreased by $4.3 million, or 13%, from $33.3 million to $29.0 million. The decrease is due to a non-recurring expense of $11.4 million related to a settlement in the US last mile business, partially offset by a $2.1 million contribution from business acquisitions and from remaining existing operations, mainly as a result of better quality revenue and margin improvement in 3PL US businesses.

For the nine-month period ended September 30, 2022, operating income decreased by $3.7 million, or 3%. The decrease is due to the $11.4 million settlement expense and the benefit of $12.0 million from the bargain purchase gain included in the 2021 results, offset by $3.4 million from business acquisitions. The remainder is from existing operations.

The return on invested capital of 21.1% compared to 24.3% in the same prior year period.

LIQUIDITY AND CAPITAL RESOURCES

Sources and uses of cash

(unaudited) (in thousands of U.S. dollars)	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Sources of cash:
Net cash from operating activities	337,781	211,168	723,297	665,018
Proceeds from sale of property and equipment	23,150	23,726	111,136	70,334
Proceeds from sale of assets held for sale	5,366	2,665	97,294	9,366
Net variance in cash and bank indebtedness	—	51,950	—	—
Net proceeds from long-term debt	—	—	—	664,869
Proceeds from the sale of business	548,300	—	548,300	—
Others	5,036	2,873	16,517	21,620
Total sources	919,633	292,382	1,496,544	1,431,207
Uses of cash:
Purchases of property and equipment	74,160	68,822	239,108	167,078
Business combinations, net of cash acquired	78,809	23,360	135,074	911,803
Net variance in cash and bank indebtedness	109,426	—	105,420	67,815
Net repayment of long-term debt	389,157	101,296	273,202	—
Repayment of lease liabilities	31,187	31,798	92,412	83,301
Dividends paid	24,425	21,260	73,575	63,980
Repurchase of own shares	198,760	8,179	484,486	91,290
Others	13,709	37,667	93,267	45,940
Total usage	919,633	292,382	1,496,544	1,431,207

Cash flow from operating activities

For the nine-month period ended September 30, 2022, net cash from operating activities increased by 9% to $723.3 million from $665.0 million in 2021. The increase is due to an increase in net income and non-cash expenses offset by a decline in non-cash working capital of $251.6 million, resulting primarily from an increase in sales which have increased the accounts receivable balance, and in particular the increase in fuel costs for which payments

Management’s Discussion and Analysis

must be made much faster than fuel surcharge revenue is received. Income taxes net of payments increased by $36.4 million. The increase in taxes are due to an increase in profits.

Cash flow used in investing activities

Property and equipment

The following table presents the additions of property and equipment by category for the three- and nine-month periods ended September 30, 2022 and 2021.

(unaudited) (in thousands of U.S. dollars)	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Additions to property and equipment:
Purchases as stated on cash flow statements	74,160	68,822	239,108	167,078
Non-cash adjustments	—	—	(876)	(2,500)
	74,160	68,822	238,232	164,578
Additions by category:
Land and buildings	16,525	11,616	29,430	24,963
Rolling stock	56,090	54,213	198,971	131,212
Equipment	1,545	2,993	9,831	8,403
	74,160	68,822	238,232	164,578

The Company invests in new equipment to maintain its quality of service while minimizing maintenance costs. Its capital expenditures reflect the level of reinvestment required to keep its equipment in good order and to maintain a strategic allocation of its capital resources. The increase in additions in 2022 compared to 2021 is due primarily to the fleet renewal of TForce Freight.

In the normal course of activities, the Company constantly renews its rolling stock equipment generating regular proceeds and gain or loss on disposition. The following table indicates the proceeds and gains or losses from sale of property and equipment and assets held for sale by category for the three- and nine-month periods ended September 30, 2022 and 2021.

(unaudited) (in thousands of U.S. dollars)	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Proceeds by category:
Land and buildings	5,655	2,594	97,827	8,630
Rolling stock	22,792	23,784	108,307	71,017
Equipment	69	13	2,296	53
	28,516	26,391	208,430	79,700
Gains (losses) by category:
Land and buildings	1,035	1,617	61,936	5,340
Rolling stock	9,694	8,178	52,452	17,867
Equipment	47	(30)	1,477	(151)
	10,776	9,765	115,865	23,056

Business acquisitions

For the nine-month period ended September 30, 2022, cash used in business acquisitions, net of cash acquired, totalled $135.1 million to acquire eight businesses. Refer to the section of this report entitled “2022 business acquisitions” and further information can be found in note 5 of the September 30, 2022 unaudited condensed consolidated interim financial statements.

Business disposition

On August 31, 2022, the Company announced the completion of the sale of CFI’s Truckload, Temp Control and Mexican non-asset logistics business to Heartland Express, Inc. which generated proceeds from the sale of business of $548.3 million.

Purchase of investments

For the nine-month period ended September 30, 2022, cash used in the purchase of investments was $80.6 million (2021 – $35.7 million).  These investments have been elected to be measured at fair value through OCI.

Management’s Discussion and Analysis

Cash flow used in financing activities

Debt

On March 23, 2022, the Company received $200 million in proceeds from the issuance of new debt taking the form of unsecured senior notes consisting of two tranches maturing on March 23, 2032, and 2037, bearing a fixed interest rate of 3.50% and 3.80%. Deferred financing fees of $0.3 million were recognized on the amount as a result of the transaction.

On March 23, 2022, the Company received an additional $100 million in proceeds from the amendment and restatement of the debt agreement signed on July 2, 2021, taking the form of unsecured senior notes as the third tranche maturing on April 2, 2034, bearing a fixed interest rate of 3.55%. Deferred financing fees of $0.1 million were recognized as a result of the transaction.

The two debt instruments described above are subject to certain covenants regarding the maintenance of financial ratios. These are the same covenants as previously required by the Company’s syndicated revolving credit agreement as described in note 25(f) of the 2021 annual consolidated financial statements.

The proceeds of two debt issuances were used in full to pay off the unsecured term loan which was due in June 2022 without any penalty.

On September 2, 2022, the Group extended its credit facility until August 16, 2026. Under the new extension, the CAD availability and USD availability remain unchanged. Effective as of September 2, 2022, the interest rate will be the sum of the adjusted term secured overnight financing rate published by the Federal Reverse Bank of New York (“SOFR”) plus an applicable margin, which can vary between 113 and 175 basis points based on certain ratios. The change in interest rate did not have a material impact on the Group’s financial statements as the Group has no interest rate swaps that hedge variable interest debt. The Group is subject to certain covenants regarding the maintenance of financial ratios. These are the same covenants as previously required by the Group’s syndicated revolving credit agreement as described in note 26(f) of the 2021 annual consolidated financial statements with the exception of the definition of funded debt for which unrestricted cash shall be reduced from the total amount of the funded debt. Deferred financing fees of $0.8 million were recognized on the increase.

NCIB on common shares

Pursuant to the renewal of the normal course issuer bid (“NCIB”), which began on November 2, 2021 and is ending on November 1, 2022, the Company is authorized to repurchase for cancellation up to a maximum of 8,798,283 of its common shares under certain conditions, subsequent to receiving approval from the Toronto Stock Exchange to increase the amount from the previous maximum of 7,000,000 common shares. As at September 30, 2022, and since the inception of this NCIB, the Company has repurchased and cancelled 6,466,855 common shares, of which 2,101,814 were repurchased and cancelled in the third quarter.

For the nine-month period ended September 30, 2022, the Company repurchased 5,466,855 common shares (as compared to 1,157,862 during the same period in 2021) at a weighted average price of $88.62 per share (as compared to $78.84 in the prior year period) for a total purchase price of $484.5 million (as compared to $91.3 million the prior year period).

Free cash flow1

(unaudited) (in thousands of U.S. dollars)	Three months ended September 30			Nine months ended September 30
	2022	2021*	2020	2022	2021*	2020
Net cash from operating activities	337,781	211,168	140,649	723,297	665,018	445,934
Additions to property and equipment	(74,160)	(68,822)	(34,807)	(238,232)	(164,578)	(82,418)
Proceeds from sale of property and equipment	23,150	23,726	10,100	111,136	70,334	28,167
Proceeds from sale of assets held for sale	5,366	2,665	6,213	97,294	9,366	18,232
Free cash flow	292,137	168,737	122,155	693,495	580,140	409,915

* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

The Company's objectives when managing its cash flow from operations are to ensure proper capital investment in order to provide stability and competitiveness for its operations, to ensure sufficient liquidity to pursue its growth strategy, and to undertake selective business acquisitions within a sound capital structure and a solid financial position.

For the nine-month period ended September 30, 2022, TFI International generated free cash flow of $693.5 million, compared to $580.1 million in 2021, which represents a year-over-year increase of $113.4 million, or 20%. The increase is due to an increase of $58.3 million in net cash from operating activities as explained above. The additions to property and equipment increased by $73.7 million as compared to the same prior year period as a result of fleet renewals due to the difficultly in procuring equipment in 2021. The proceeds from the sale of property and equipment increased by $40.8 million as compared to the prior year, due to the replenishment of the fleet discussed above and increased prices in the market. The proceeds from assets held for sale increased by $87.9 million from the same prior year period, and are related to the sale of redundant assets.

Management’s Discussion and Analysis

Free cash flow conversion1, which measures the level of capital employed to generate earnings, for the nine-month period ended September 30, 2022, of 91.2% compares to 91.0% in the same prior year period.

Based on the September 30, 2022 closing share price of $90.48, the free cash flow1 generated by the Company in the preceding twelve months ($814.2 million, or $9.34 per share outstanding) represented a yield of 10.3%.

1 This is a non-IFRS measure. Refer to the “Non-IFRS financial measures” section below.

Financial position

(unaudited) (in thousands of U.S. dollars)	As at September 30, 2022	As at December 31, 2021*
Intangible assets	1,568,673	1,792,921
Total assets, less intangible assets[1]	3,932,049	4,090,742
Long-term debt	1,309,816	1,608,094
Lease liabilities	385,579	429,206
Shareholders' equity	2,327,697	2,310,355

1 This is a non-IFRS measure. Refer to the reconciliation in “Non-IFRS financial measures” below.

* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination

Compared to December 31, 2021, the Company’s total assets less intangible assets, long-term debt and lease liabilities have decreased. These decreases are primarily attributable to the sale of CFI and the associated assets and liabilities. The proceeds from the sale were used to immediately reduce the variable rate debt the Company had on its unsecured revolving facility. The increase in shareholder’s equity is mostly due to the repurchase and cancellation of the shares.

Contractual obligations, commitments, contingencies and off-balance sheet arrangements

The following table indicates the Company’s contractual obligations, excluding purchase commitments, with their respective maturity dates at September 30, 2022, including future interest payments.

(unaudited) (in thousands of U.S. dollars)	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
Unsecured senior notes – December 2026 to March 2037	1,080,000	—	—	—	1,080,000
Conditional sales contracts	90,040	35,235	40,273	13,149	1,383
Lease liabilities	385,579	108,335	152,441	65,912	58,891
Interest on debt and lease liabilities	418,004	55,771	95,647	76,267	190,320
Total contractual obligations	2,118,247	199,341	432,985	155,328	1,330,594

On March 23, 2022, the Company received $200 million in proceeds from the issuance of new debt taking the form of unsecured senior notes consisting of two tranches maturing on March 23, 2032, and 2037, bearing a fixed interest rate of 3.50% and 3.80%. Deferred financing fees of $0.3 million were recognized as a result of the transaction.

On March 23, 2022, the Company received an additional $100 million in proceeds from the amendment and restatement of the debt agreement signed on July 2, 2021, taking the form of unsecured senior notes as the third tranche maturing on April 2, 2034, bearing a fixed interest rate of 3.55%. Deferred financing fees of $0.1 million were recognized as a result of the transaction.

The unsecured term loan of $326.1 million which was due in June 2022 was repaid in full with the proceeds from the two debt issuances above.

As at September 30, 2022 the Company’s long term debt is comprised of 100% of fixed rate debts (2021 – 85.1%) and nil variable rate debt (2021 – 14.9%).

The following table indicates the Company’s financial covenants to be maintained under its credit facility. These covenants are measured on a consolidated rolling twelve-month basis and are calculated as prescribed by the credit agreement which, among other things, requires the exclusion of the impact of the new standard IFRS 16 Leases:

Covenants	Requirements	As at September 30, 2022
Funded debt-to- EBITDA ratio [ratio of total debt, net of cash, plus letters of credit and some other long-term liabilities to earnings before interest, income tax, depreciation and amortization (“EBITDA”), including last twelve months adjusted EBITDA from business acquisitions]	< 3.50	1.00
EBITDAR Coverage Ratio [ratio of EBITDAR (EBITDA before rent and including last twelve months adjusted EBITDAR from business acquisitions) to interest and net rent expenses]	> 1.75	6.04

Management’s Discussion and Analysis

As at September 30, 2022, the Company had $68.3 million of outstanding letters of credit ($47.4 million on December 31, 2021).

As at September 30, 2022, the Company had $206.9 million of purchase commitments and $13.1 million of purchase orders that the Company intends to enter into a lease that is expected to materialize within a year (December 31, 2021 – $75.1 million and $13.2 million, respectively).

Dividends and outstanding share data

Dividends

The Company declared $23.5 million in dividends, or $0.27 per common share, in the third quarter of 2022. On October 27, 2022, the Board of Directors approved a quarterly dividend of $0.35 per outstanding common share of the Company’s capital, for an expected aggregate payment of $30.5 million to be paid on January 13, 2023, to shareholders of record at the close of business on December 30, 2022.

Outstanding shares and share-based awards

A total of 87,178,820 common shares were outstanding as at September 30, 2022 (December 31, 2021 – 92,152,893). There was no material change in the Company’s outstanding share capital between September 30, 2022 and October 27, 2022. The average diluted shares for the three months ended September 30, 2022 were 90,033,710 shares as compared to 95,224,219 shares in the same prior year period. The average diluted shares for the nine months ended September 30, 2022 were 92,146,677 shares as compared to 95,429,337 shares in the same prior year period. The reduction is due to the continued share repurchase and cancellations.

As at September 30, 2022, the number of outstanding options to acquire common shares issued under the Company’s stock option plan was 1,564,178 (December 31, 2021 – 2,060,960) of which 1,535,017 were exercisable (December 31, 2021 – 1,705,284). Each stock option entitles the holder to purchase one common share of the Company at an exercise price based on the volume-weighted average trading price of the Company’s shares for the last five trading days immediately preceding the effective date of the grant.

As at September 30, 2022, the number of restricted share units (‘’RSUs’’) granted under the Company’s equity incentive plan to its senior employees was 275,567 (December 31, 2021 – 271,703). On February 7, 2022, the Board of Directors approved the grant of 63,404 RSUs under the Company’s equity incentive plan. The RSUs will vest in February of the third year following the grant date. Upon satisfaction of the required service period, the plan provides for settlement of the award through shares. On April 28, 2022, the Company granted a total of 10,815 RSUs under the Company’s equity incentive plan. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $83.28 per unit. On August 31, 2022, due to the sale of CFI 22,876 RSUs were forfeited and the employees were compensated based on the text of the plan.

As at September 30, 2022, the number of performance share units (‘’PSUs’’) granted under the Company’s equity incentive plan to its senior employees was 264,752 (December 31, 2021 – 225,765). On February 7, 2022, the Board of Directors approved the grant of 63,404 PSUs under the Company’s equity incentive plan. The PSUs will vest in February of the third year following the grant date. Upon satisfaction of the required service period, the plan provides for settlement of the award through shares. On August 31, 2022, due to the sale of CFI 41,380 PSUs were cancelled, including the 18,504 added for the performance, conditions met, and the employees were compensated based on the text of the plan.

Legal proceedings

The Company is involved in litigation arising from the ordinary course of business primarily involving claims for bodily injury and property damage. It is not feasible to predict or determine the outcome of these or similar proceedings. However, the Company believes the ultimate recovery or liability, if any, resulting from such litigation individually or in total would not materially adversely nor positively affect the Company’s financial condition or performance and, if necessary, has been provided for in the financial statements.

OUTLOOK

North American economic growth has continued to slow due to a variety of factors including rising interest rates, higher inflation including elevated energy prices, labor shortages, continued global supply chain challenges, higher commodity prices and slower growth in most international markets. TFI International’s diversity across industrial and consumer end markets and across many modes of transportation, along with the Company’s disciplined approach to operations, helped generate solid results during the third quarter. Nonetheless, macro uncertainty persists and an increasing number of economists see the possibility of economic recession ahead.

TFI International’s business has proven resilient in the face of recent macro challenges and management remains vigilant in its monitoring for new potential risks, including elevated energy prices, supply chain disruption, driver availability along with higher wages, and additional COVID-19 variants and the potential economic disruption they could cause. Factors such as these may cause additional rounds of declining freight volumes and higher costs, adversely affect TFI’s operating companies and the markets they serve. Additional uncertainties include but are not limited to geopolitical risk such as the ongoing

Management’s Discussion and Analysis

war in Ukraine, policy changes surrounding international trade, environmental mandates and changes to the tax code in any jurisdictions in which TFI International operates.

Barring a more significant economic downturn, management believes the Company is well positioned for continued solid operational and financial performance due to its strong financial foundation and cash flow generation that allow for strategic investment in the business, its lean cost structure, and a longstanding focus on profitability, efficiency, network density, customer service, optimizing pricing, driver retention, and capacity rationalization. TFI continues to have material synergy opportunities related to the 2021 acquisition of TForce Freight, and the Company also has meaningful opportunities to enhance performance within most of its other operations. In addition, TFI’s diverse industrial exposure through specialized TL and LTL should continue to benefit from a shift toward domestic manufacturing as a result of reduced imports due to global supply chain issues. TFI is also well positioned to benefit over the long term from the expansion of e-commerce, which provides both growth and margin expansion opportunities for its P&C and Logistics business segments.

TFI International’s favorable positioning should enable continued solid results over the remainder of this year and into 2023 assuming no significant degradation in economic conditions. Longer term, regardless of the operating environment, management’s goal is to build shareholder value through consistent adherence to its operating principles, including customer focus, an asset-light approach, and continual efforts to enhance efficiencies. In addition, TFI International values free cash flow generation and strong liquidity with a conservative balance sheet that features a high portion of attractive fixed-rate spreads and limited near-term debt maturities. This strong financial footing allows the Company to prudently invest in the business and pursue select, accretive acquisitions while returning excess capital to shareholders.

SUMMARY OF EIGHT MOST RECENT QUARTERLY RESULTS

(in millions of U.S. dollars, except per share data)
	Q3’22	Q2’22	Q1’22	Q4’21	Q3’21	Q2’21*	Q1’21	Q4’20
Total revenue	2,242.0	2,422.3	2,191.5	2,140.9	2,094.0	1,836.7	1,148.8	1,122.0
Adjusted EBITDA[1]	348.2	441.9	330.0	318.5	296.4	285.4	176.2	193.5
Operating income	318.4	391.0	219.8	215.0	191.6	470.9	101.7	117.1
Net income	245.2	276.8	147.7	144.1	131.6	411.8	66.9	86.3
EPS – basic	2.78	3.05	1.61	1.56	1.42	4.42	0.72	0.92
EPS – diluted	2.72	3.00	1.57	1.52	1.38	4.32	0.70	0.91
Adjusted net income[1]	181.2	241.1	157.6	148.6	138.9	137.2	73.6	93.4
Adjusted EPS - diluted[1]	2.01	2.61	1.68	1.57	1.46	1.44	0.77	0.98
1 This is a non-IFRS measure. For a reconciliation refer to the “Non-IFRS financial measures” section below.

* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

The differences between the quarters are mainly the result of seasonality (softer in Q1) and business acquisitions. The increase in Q2 2021 is due to the recognition of a bargain purchase gain.

NON-IFRS FINANCIAL MEASURES

Financial data have been prepared in conformity with IFRS, including the following measures:

Operating expenses: Operating expenses include: a) materials and services expenses, which are primarily costs related to independent contractors and vehicle operation; vehicle operation expenses, which primarily include fuel, repairs and maintenance, vehicle leasing costs, insurance, permits and operating supplies; b) personnel expenses; c) other operating expenses, which are primarily composed of costs related to offices’ and terminals’ rent, taxes, heating, telecommunications, maintenance and security and other general administrative expenses; d) depreciation of property and equipment, depreciation of right-of-use assets, amortization of intangible assets and gain or loss on the sale of rolling stock and equipment, on derecognition of right-of use assets, on sale of business and on sale of land and buildings and assets held for sale; e) bargain purchase gain; and f) impairment of intangible assets.

Operating income (loss): Net income or loss before finance income and costs and income tax expense, as stated in the consolidated financial statements.

This MD&A includes references to certain non-IFRS financial measures as described below. These non-IFRS financial measures are not standardized financial measures under IFRS used to prepare the financial statements of the Company to which the measures relate and might not be comparable to similar financial measures disclosed by other issuers. Accordingly, they should not be considered in isolation, in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of non-IFRS measures used in this MD&A and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided below.

Management’s Discussion and Analysis

Adjusted net income: Net income or loss excluding amortization of intangible assets related to business acquisitions, net change in the fair value and accretion expense of contingent considerations, net change in the fair value of derivatives, net foreign exchange gain or loss, impairment of intangible assets, bargain purchase gain, gain or loss on sale of land and buildings and assets held for sale, gain or loss on the sale of business and directly attributable expense due to the disposal, gain or loss on the disposal of intangible assets and U.S. Tax Reform. In presenting an adjusted net income and adjusted EPS, the Company’s intent is to help provide an understanding of what would have been the net income and earnings per share in a context of significant business combinations and excluding specific impacts and to reflect earnings from a strictly operating perspective. The amortization of intangible assets related to business acquisitions comprises amortization expense of customer relationships, trademarks and non-compete agreements accounted for in business combinations and the income tax effects related to this amortization. Management also believes, in excluding amortization of intangible assets related to business acquisitions, it provides more information on the amortization of intangible asset expense portion, net of tax, that will not have to be replaced to preserve the Company’s ability to generate similar future cash flows. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring. See reconciliation on page 6.

Adjusted earnings per share (adjusted “EPS”) - basic: Adjusted net income divided by the weighted average number of common shares.

Adjusted EPS - diluted: Adjusted net income divided by the weighted average number of diluted common shares.

Adjusted EBITDA: Net income before finance income and costs, income tax expense, depreciation, amortization, impairment of intangible assets, bargain purchase gain, and gain or loss on sale of land and buildings, assets held for sale, sale of business, and gain or loss on disposal of intangible assets. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to assist in determining the ability of the Company to assess its performance.

Segmented adjusted EBITDA refers to operating income (loss) before depreciation, amortization, impairment of intangible assets, bargain purchase gain, gain or loss on sale of business, land and buildings, and assets held for sale and gain or loss on disposal of intangible assets. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to assist in determining the ability of the Company to assess its performance.

Consolidated adjusted EBITDA reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended September 30			Nine months ended September 30
	2022	2021*	2020	2022	2021*	2020
Net income	245,190	131,614	83,101	669,738	610,266	189,347
Net finance costs	21,708	20,530	11,532	63,434	51,577	38,528
Income tax expense	51,544	39,440	22,406	196,006	102,407	71,570
Depreciation of property and equipment	61,226	62,288	42,324	192,051	159,713	126,767
Depreciation of right-of-use assets	31,305	30,640	20,059	94,126	81,592	58,878
Amortization of intangible assets	14,026	13,561	11,887	42,417	41,590	34,656
Gain on sale of business	(75,722)	—	—	(75,722)	—	—
Bargain purchase gain	—	—	—	—	(283,593)	(4,008)
(Gain) loss on sale of land and buildings	—	7	—	(43)	10	1
Gain on sale of assets held for sale	(1,063)	(1,644)	(1,948)	(61,939)	(5,555)	(9,688)
Loss on sale of intangible assets	—	1	—	—	6	—
Adjusted EBITDA	348,214	296,437	189,361	1,120,068	758,013	506,051

* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

Management’s Discussion and Analysis

Segmented adjusted EBITDA reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended September 30		Nine months ended September 30
	2022	2021*	2022	2021*
Package and Courier
Operating income	33,858	23,861	96,743	71,727
Depreciation and amortization	6,530	6,487	20,160	19,621
Loss on disposal of intangible assets	—	1	—	1
Adjusted EBITDA	40,388	30,349	116,903	91,349
Less-Than-Truckload
Operating income	100,513	95,918	382,567	469,349
Depreciation and amortization	37,908	36,693	114,586	78,321
Bargain purchase gain	—	—	—	(271,593)
Loss on sale of land and buildings	—	7	1	10
Gain on sale of assets held for sale	(1,062)	(1,629)	(55,702)	(1,635)
Adjusted EBITDA	137,359	130,989	441,452	274,452
Truckload
Operating income	96,628	55,753	295,026	168,386
Depreciation and amortization	52,313	53,825	164,306	154,862
Gain on sale of land and buildings	—	—	(44)	—
Gain on sale of assets held for sale	(1)	(15)	(6,237)	(3,920)
Loss on disposal of intangible assets	—	—	—	5
Adjusted EBITDA	148,940	109,563	453,051	319,333
Logistics
Operating income	28,992	33,299	106,242	109,925
Depreciation and amortization	9,646	8,992	28,975	28,615
Bargain purchase gain	—	—	—	(12,000)
Adjusted EBITDA	38,638	42,291	135,217	126,540
Corporate
Operating loss	58,451	(17,247)	48,600	(55,137)
Depreciation and amortization	160	492	567	1,476
Gain on disposal of business	(75,722)	—	(75,722)	—
Adjusted EBITDA	(17,111)	(16,755)	(26,555)	(53,661)

* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

Adjusted EBITDA margin is calculated as adjusted EBITDA as a percentage of revenue before fuel surcharge.

Free cash flow: Net cash from operating activities less additions to property and equipment plus proceeds from sale of property and equipment and assets held for sale. Management believes that this measure provides a benchmark to evaluate the performance of the Company in regard to its ability to meet capital requirements. See reconciliation on page 16.

Free cash flow conversion: Adjusted EBITDA less net capital expenditures, divided by the adjusted EBITDA. Management believes that this measure provides a benchmark to evaluate the performance of the Company in regard to its ability to convert its operating profit into free cash flow.

Free cash flow conversion reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended September 30		Nine months ended September 30
	2022	2021*	2022	2021*
Net income	245,190	131,614	669,738	610,266
Net finance costs	21,708	20,530	63,434	51,577
Income tax expense	51,544	39,440	196,006	102,407
Depreciation of property and equipment	61,226	62,288	192,051	159,713
Depreciation of right-of-use assets	31,305	30,640	94,126	81,592
Amortization of intangible assets	14,026	13,561	42,417	41,590
Gain on the sale of business	(75,722)	—	(75,722)	—
Bargain purchase gain	—	—	—	(283,593)
(Gain) loss on sale of land and buildings	—	7	(43)	10
(Gain) loss on sale of assets held for sale	(1,063)	(1,644)	(61,939)	(5,555)
Loss on sale of intangible assets	—	1	—	6
Adjusted EBITDA	348,214	296,437	1,120,068	758,013
Net capital expenditures	(34,774)	(33,409)	(98,199)	(68,545)
Adjusted EBITDA less net capital expenditures	313,440	263,028	1,021,869	689,468
Free cash flow conversion	90.0%	88.7%	91.2%	91.0%

Management’s Discussion and Analysis

* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

Total assets less intangible assets: Management believes that this presents a more useful basis to evaluate the return on the productive assets. The excluded intangibles relate primarily to intangibles assets acquired through business acquisitions.

(unaudited) (in thousands of U.S. dollars)	Package and Courier	Less- Than-Truckload	Truckload	Logistics	Corporate	Eliminations	Total
As at September 30, 2022
Total assets	351,188	2,303,717	1,828,982	756,149	260,686	-	5,500,722
Intangible assets	176,634	166,578	754,248	470,990	223	-	1,568,673
Total assets less intangible assets	174,554	2,137,139	1,074,734	285,159	260,463	-	3,932,049

As at December 31, 2021*
Total assets	379,881	2,351,138	2,317,615	746,638	88,391	-	5,883,663
Intangible assets	193,765	188,604	955,608	454,612	332	-	1,792,921
Total assets less intangible assets	186,116	2,162,534	1,362,007	292,026	88,059	-	4,090,742

* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

Management’s Discussion and Analysis

Net capital expenditures: Additions to rolling stock and equipment, net of proceeds from the sale of rolling stock and equipment and assets held for sale excluding property. Management believes that this measure illustrates the recurring net capital expenditures which is required for the respective period.

(unaudited) (in thousands of U.S. dollars)	Package and Courier	Less- Than-Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Three months ended September 30, 2022
Additions to rolling stock	961	14,589	40,540	-	-		56,090
Additions to equipment	489	576	404	10	66		1,545
Proceeds from the sale of rolling stock	(306)	(2,840)	(19,646)	-	-		(22,792)
Proceeds from the sale of equipment	-	-	(69)	-	-		(69)
Net capital expenditures	1,144	12,325	21,229	10	66		34,774

Three months ended September 30, 2021
Additions to rolling stock	5,967	2,494	45,739	13	-		54,213
Additions to equipment	594	612	1,769	2	16		2,993
Proceeds from the sale of rolling stock	(124)	(1,052)	(22,600)	(8)	-		(23,784)
Proceeds from the sale of equipment	(2)	(9)	-	(2)	-		(13)
Net capital expenditures	6,435	2,045	24,908	5	16		33,409

Nine months ended September 30, 2022
Additions to rolling stock	4,205	76,545	118,221	—	-		198,971
Additions to equipment	1,648	5,863	1,613	595	112		9,831
Proceeds from the sale of rolling stock	(1,259)	(6,668)	(100,330)	(50)	-		(108,307)
Proceeds from the sale of equipment	(3)	(199)	(2,094)	-	-		(2,296)
Net capital expenditures	4,591	75,541	17,410	545	112		98,199

Nine months ended September 30, 2021
Additions to rolling stock	6,775	7,407	116,889	141			131,212
Additions to equipment	2,013	1,035	5,096	138	121		8,403
Proceeds from the sale of rolling stock	(266)	(2,710)	(67,920)	(121)	-		(71,017)
Proceeds from the sale of equipment	(3)	(15)	-	(35)	-		(53)
Net capital expenditures	8,519	5,717	54,065	123	121		68,545

Operating margin is calculated as operating income (loss) as a percentage of revenue before fuel surcharge.

Adjusted operating ratio: Operating expenses before gain on sale of business, bargain purchase gain, and gain or loss on sale of land and buildings and assets held for sale, and gain or loss on disposal of intangible assets (“Adjusted operating expenses”), net of fuel surcharge revenue, divided by revenue before fuel surcharge. Although the adjusted operating ratio is not a recognized financial measure defined by IFRS, it is a widely recognized measure in the transportation industry, which the Company believes provides a comparable benchmark for evaluating the Company’s performance. Also, to facilitate the comparison of business level activity and operating costs between periods, the Company compares the revenue before fuel surcharge (“revenue”) and reallocates the fuel surcharge revenue to materials and services expenses within operating expenses.

Consolidated adjusted operating ratio reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended September 30			Nine months ended September 30
	2022	2021*	2020	2022	2021*	2020
Operating expenses	1,923,519	1,902,416	819,085	5,926,619	4,315,265	2,359,683
Gain on sale of business	75,722	—	—	75,722	—	—
Bargain purchase gain	—	—	—	—	283,593	4,008
Gain (loss) on sale of land and building	—	(7)	—	43	(10)	(1)
Gain on sale of assets held for sale	1,063	1,644	1,948	61,939	5,555	9,688
Loss on disposal of intangible assets	—	(1)	—	—	(6)	—
Adjusted operating expenses	2,000,304	1,904,052	821,033	6,064,323	4,604,397	2,373,378
Fuel surcharge revenue	(384,690)	(223,742)	(69,173)	(1,115,228)	(499,153)	(222,972)
Adjusted operating expenses, net of fuel surcharge revenue	1,615,614	1,680,310	751,860	4,949,095	4,105,244	2,150,406
Revenue before fuel surcharge	1,857,271	1,870,258	866,951	5,740,569	4,580,362	2,436,156
Adjusted operating ratio	87.0%	89.8%	86.7%	86.2%	89.6%	88.3%

* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

Management’s Discussion and Analysis

Less-Than-Truckload and Truckload reportable segments adjusted operating ratio reconciliation and Truckload operating segments reconciliations:

(unaudited) (in thousands of U.S. dollars)	Three months ended September 30		Nine months ended September 30
	2022	2021*	2022	2021*
Less-Than-Truckload
Total revenue	1,021,363	989,295	3,119,450	1,855,844
Total operating expenses	920,850	893,377	2,736,883	1,386,495
Operating income	100,513	95,918	382,567	469,349
Operating expenses	920,850	893,377	2,736,883	1,386,495
Bargain purchase gain	—	—	—	271,593
Gain on sale of land and buildings and assets held for sale	1,062	1,622	55,701	1,625
Adjusted operating expenses	921,912	894,999	2,792,584	1,659,713
Fuel surcharge revenue	(204,164)	(128,457)	(596,676)	(238,115)
Adjusted operating expenses, net of fuel surcharge revenue	717,748	766,542	2,195,908	1,421,598
Revenue before fuel surcharge	817,199	860,838	2,522,774	1,617,729
Adjusted operating ratio	87.8%	89.0%	87.0%	87.9%
Less-Than-Truckload - Revenue before fuel surcharge
U.S. based LTL	687,276	727,036	2,108,326	1,209,399
Canadian based LTL	133,654	136,356	424,836	412,194
Eliminations	(3,731)	(2,554)	(10,388)	(3,864)
	817,199	860,838	2,522,774	1,617,729
Less-Than-Truckload - Fuel surcharge revenue
U.S. based LTL	162,174	105,266	473,660	172,835
Canadian based LTL	42,254	23,478	124,134	65,568
Eliminations	(264)	(287)	(1,118)	(288)
	204,164	128,457	596,676	238,115
Less-Than-Truckload - Operating income (loss)
U.S. based LTL	64,185	67,445	269,974	386,994
Canadian based LTL	36,328	28,473	112,593	82,355
	100,513	95,918	382,567	469,349
U.S. based LTL
Operating expenses**	785,265	764,857	2,312,012	995,240
Bargain purchase gain	-	-	-	271,593
Gain (loss) on sale of land and buildings and assets held for sale	1,035	(7)	55,054	(10)
Adjusted operating expenses	786,300	764,850	2,367,066	1,266,823
Fuel surcharge revenue	(162,174)	(105,266)	(473,660)	(172,835)
Adjusted operating expenses, net of fuel surcharge	624,126	659,584	1,893,406	1,093,988
Revenue before fuel surcharge	687,276	727,036	2,108,326	1,209,399
Adjusted operating ratio	90.8%	90.7%	89.8%	90.5%
Canadian based LTL
Operating expenses**	139,580	131,361	436,377	395,407
Gain on sale of land and buildings and assets held for sale	27	1,629	647	1,635
Adjusted operating expenses	139,607	132,990	437,024	397,042
Fuel surcharge revenue	(42,254)	(23,478)	(124,134)	(65,568)
Adjusted operating expenses, net of fuel surcharge	97,353	109,512	312,890	331,474
Revenue before fuel surcharge	133,654	136,356	424,836	412,194
Adjusted operating ratio	72.8%	80.3%	73.6%	80.4%

* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

**	Operating expenses excluding intra LTL eliminations

Management’s Discussion and Analysis

Less-Than-Truckload and Truckload reportable segments adjusted operating ratio reconciliation and Truckload operating segments reconciliations (continued):

(unaudited) (in thousands of U.S. dollars)	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Truckload
Total revenue	635,370	556,173	1,948,254	1,578,743
Total operating expenses	538,742	500,420	1,653,228	1,410,357
Operating income	96,628	55,753	295,026	168,386
Operating expenses	538,742	500,420	1,653,228	1,410,357
Gain on sale of land and buildings and assets held for sale	1	15	6,281	3,920
Adjusted operating expenses	538,743	500,435	1,659,509	1,414,277
Fuel surcharge revenue	(125,185)	(67,556)	(365,274)	(184,018)
Adjusted operating expenses, net of fuel surcharge revenue	413,558	432,879	1,294,235	1,230,259
Revenue before fuel surcharge	510,185	488,617	1,582,980	1,394,725
Adjusted operating ratio	81.1%	88.6%	81.8%	88.2%
Truckload - Revenue before fuel surcharge
U.S. based Conventional TL	78,289	106,029	310,026	318,149
Canadian based Conventional TL	79,073	59,106	243,452	176,391
Specialized TL	355,431	325,149	1,036,897	905,113
Eliminations	(2,608)	(1,667)	(7,395)	(4,928)
	510,185	488,617	1,582,980	1,394,725
Truckload - Fuel surcharge revenue
U.S. based Conventional TL	22,217	18,538	82,059	52,191
Canadian based Conventional TL	16,155	6,766	45,622	19,629
Specialized TL	87,419	42,342	239,074	112,530
Eliminations	(606)	(90)	(1,481)	(332)
	125,185	67,556	365,274	184,018
Truckload - Operating income
U.S. based Conventional TL	5,729	16,323	46,133	37,580
Canadian based Conventional TL	19,362	6,862	53,859	21,802
Specialized TL	71,537	32,568	195,034	109,004
	96,628	55,753	295,026	168,386
Canadian based Conventional TL
Operating expenses*	75,866	59,010	235,215	174,218
Gain on sale of land and buildings and assets held for sale	—	—	44	17
Adjusted operating expenses	75,866	59,010	235,259	174,235
Fuel surcharge revenue	(16,155)	(6,766)	(45,622)	(19,629)
Adjusted operating expenses, net of fuel surcharge revenue	59,711	52,244	189,637	154,606
Revenue before fuel surcharge	79,073	59,106	243,452	176,391
Adjusted operating ratio	75.5%	88.4%	77.9%	87.6%
Specialized TL1
Operating expenses*	371,313	334,923	1,080,937	908,639
Gain on sale of assets held for sale	1	15	6,237	3,903
Adjusted operating expenses	371,314	334,938	1,087,174	912,542
Fuel surcharge revenue	(87,419)	(42,342)	(239,074)	(112,530)
Adjusted operating expenses, net of fuel surcharge revenue	283,895	292,596	848,100	800,012
Revenue before fuel surcharge	355,431	325,149	1,036,897	905,113
Adjusted operating ratio	79.9%	90.0%	81.8%	88.4%
[1] Recasted comparative figures for change in operating segments of the dedicated operations from US Conventional Truckload

Management’s Discussion and Analysis

Return on invested capital (“ROIC”): Management believes ROIC at the segment level is a useful measure in the efficiency in the use of capital funds. The Company calculates ROIC as segment operating income net of exclusions, after tax, divided by the segment average invested capital. Operating income net of exclusions, after tax, is calculated as the trailing twelve months of operating income before bargain purchase gain, gain or loss on the sale of land and buildings and assets held for sale, and amortization of intangible assets, after tax using the statutory tax rate of the Company. Average invested capital is calculated as total assets excluding intangibles, net of trade and other payables, current taxes payable and provisions averaged between the beginning and ending balance over a twelve-month period.

Return on invested capital segment reconciliation:

(unaudited) (in thousands of U.S. dollars)	As at September 30
	2022	2021
Package and Courier
Operating income	133,456	101,129
Gain on sale of land and buildings	—	(1)
Gain on sale of assets held for sale	—	(92)
Amortization of intangible assets	674	965
Operating income, net of exclusions	134,130	102,001
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	98,586	74,971
Intangible assets	176,634	193,715
Total assets, excluding intangible assets	174,554	179,138
less: Trade and other payables, income taxes payable and provisions	(40,269)	(47,526)
Total invested capital, current year	310,919	325,327
Intangible assets, prior year	193,715	184,793
Total assets, excluding intangible assets, prior year	179,138	182,825
less: Trade and other payables, income taxes payable and provisions, prior year	(47,526)	(46,106)
Total invested capital, prior year	325,327	321,512
Average invested capital	318,123	323,420
Return on invested capital	31.0%	23.2%
Less-Than-Truckload - Canadian based LTL
Operating income	143,965	106,799
Gain on sale of assets held for sale	(652)	(1,626)
Amortization of intangible assets	8,142	8,969
Operating income, net of exclusions	151,455	114,142
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	111,319	83,894
Intangible assets	160,897	184,028
Total assets, excluding intangible assets	352,767	384,200
less: Trade and other payables, income taxes payable and provisions	(56,667)	(59,664)
Total invested capital, current year	456,997	508,564
Intangible assets, prior year	184,028	178,032
Total assets, excluding intangible assets, prior year	384,200	381,336
less: Trade and other payables, income taxes payable and provisions, prior year	(59,664)	(60,200)
Total invested capital, prior year	508,564	499,168
Average invested capital	482,781	503,866
Return on invested capital	23.1%	16.7%

Management’s Discussion and Analysis

Return on invested capital segment reconciliation (continued):

(unaudited) (in thousands of U.S. dollars)	As at September 30
	2022	2021*
Truckload - Canadian based Conventional TL
Operating income	62,424	30,475
Gain on sale of land and buildings	(44)	—
Gain on sale of assets held for sale	—	(17)
Amortization of intangible assets	2,005	2,093
Operating income, net of exclusions	64,385	32,551
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	47,323	23,925
Intangible assets	100,306	97,835
Total assets, excluding intangible assets	185,861	124,511
less: Trade and other payables, income taxes payable and provisions	(24,987)	(23,010)
Total invested capital, current year	261,180	199,336
Intangible assets, prior year	97,835	92,947
Total assets, excluding intangible assets, prior year	124,511	112,647
less: Trade and other payables, income taxes payable and provisions, prior year	(23,010)	(18,689)
Total invested capital, prior year	199,336	186,905
Average invested capital	230,258	193,121
Return on invested capital	20.6%	12.4%
Truckload - Specialized TL1
Operating income	235,865	142,350
Gain on assets held for sale	(12,885)	(6,137)
Amortization of intangible assets	20,171	17,049
Operating income, net of exclusions	243,151	153,262
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	178,716	112,648
Intangible assets	653,943	635,870
Total assets, excluding intangible assets	888,874	799,652
less: Trade and other payables, income taxes payable and provisions	(77,734)	(96,309)
Total invested capital, current year	1,465,083	1,339,213
Intangible assets, prior year	635,870	595,196
Total assets, excluding intangible assets, prior year	799,652	685,270
less: Trade and other payables, income taxes payable and provisions, prior year	(96,309)	(66,531)
Total invested capital, prior year	1,339,213	1,213,935
Average invested capital	1,402,148	1,276,574
Return on invested capital	12.7%	8.8%
Logistics
Operating income	139,111	136,387
Loss on sale of land and buildings	3	5
Amortization of intangible assets	22,473	22,516
Bargain Purchase gain	—	(12,000)
Operating income, net of exclusions	161,587	146,908
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	118,766	107,977
Intangible assets	470,990	458,931
Total assets, excluding intangible assets	285,159	266,936
less: Trade and other payables, income taxes payable and provisions	(183,256)	(172,146)
Total invested capital, current year	572,893	553,721
Intangible assets, prior year	458,931	253,564
Total assets, excluding intangible assets, prior year	266,936	149,422
less: Trade and other payables, income taxes payable and provisions, prior year	(172,146)	(67,847)
Total invested capital, prior year	553,721	335,139
Average invested capital	563,307	444,430
Return on invested capital	21.1%	24.3%
* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination
[1] Recasted comparative figures for change in operating segments of the dedicated operations from US Conventional Truckload

Management’s Discussion and Analysis

Return on invested capital for US LTL: Management believes ROIC at the segment level is a useful measure in the efficiency in the use of capital funds. The return on invested capital of the U.S. based LTL has been modified to remove the impacts of the bargain purchase gain from the operating income net of exclusions as well as from the average invested capital to align the capital with the acquisition price.

(unaudited) (in thousands of U.S. dollars)	As at September 30
	2022	2021*
Less-Than-Truckload - U.S. based LTL
Operating income	342,051	—
Loss on sale of land and buildings	8
Gain on sale of assets held for sale	(55,054)
Amortization of intangible assets	1,119
Operating income, net of exclusions	288,124	—
Income tax	26.5%
Operating income net of exclusions, after tax	211,771	—
Intangible assets	5,680
Total assets, excluding intangible assets	1,512,780
less: Liabilities	(678,507)
Total invested capital, current year	839,953	—
Total invested capital, acquisition price	838,910	—
Average invested capital	839,432	—
Return on invested capital	25.2%
* Comparative information not meaningful

Management’s Discussion and Analysis

RISKS AND UNCERTAINTIES

The Company’s future results may be affected by a number of factors over many of which the Company has little or no control. The following discussion of risk factors contains forward-looking statements. The following issues, uncertainties and risks, among others, should be considered in evaluating the Company’s business, prospects, financial condition, results of operations and cash flows.

Competition. The Company faces growing competition from other transporters in Canada, the United States and Mexico. These factors, including the following, could impair the Company’s ability to maintain or improve its profitability and could have a material adverse effect on the Company’s results of operations:

•	the Company competes with many other transportation companies of varying sizes, including Canadian, U.S. and Mexican transportation companies;
•

the Company’s competitors may periodically reduce their freight rates to gain business, which may limit the Company’s ability to maintain or increase freight rates or maintain growth in the Company’s business;

•

some of the Company’s customers are other transportation companies or companies that also operate their own private trucking fleets, and they may decide to transport more of their own freight or bundle transportation with other services;

•

some of the Company’s customers may reduce the number of carriers they use by selecting so-called “core carriers” as approved service providers or by engaging dedicated providers, and in some instances the Company may not be selected;

•

many customers periodically accept bids from multiple carriers for their shipping needs, and this process may depress freight rates or result in the loss of some of the Company’s business to competitors;

•

the market for qualified drivers is highly competitive, particularly in the Company’s growing U.S. operations, and the Company’s inability to attract and retain drivers could reduce its equipment utilization and cause the Company to increase compensation, both of which would adversely affect the Company’s profitability;

•	economies of scale that may be passed on to smaller carriers by procurement aggregation providers may improve their ability to compete with the Company;
•	some of the Company’s smaller competitors may not yet be fully compliant with recently-enacted regulations which may allow such competitors to take advantage of additional driver productivity;
•

advances in technology, such as advanced safety systems, automated package sorting, handling and delivery, vehicle platooning, alternative fuel vehicles, autonomous vehicle technology and digitization of freight services, may require the Company to increase investments in order to remain competitive, and the Company’s customers may not be willing to accept higher freight rates to cover the cost of these investments;

•	the Company’s competitors may have better safety records than the Company or a perception of better safety records, which could impair the Company’s ability to compete;
•

some high-volume package shippers, such as Amazon.com, are developing and implementing in-house delivery capabilities and utilizing independent contractors for deliveries, which could in turn reduce the Company’s revenues and market share;

•	the Company’s brand names may be subject to adverse publicity (whether or not justified) and lose significant value, which could result in reduced demand for the Company’s services;
•	competition from freight brokerage companies may materially adversely affect the Company’s customer relationships and freight rates; and
•

higher fuel prices and, in turn, higher fuel surcharges to the Company’s customers may cause some of the Company’s customers to consider freight transportation alternatives, including rail transportation.

Regulation. In Canada, carriers must obtain licenses issued by provincial transport boards in order to carry goods inter-provincially or to transport goods within any province. Licensing from U.S. and Mexican regulatory authorities is also required for the transportation of goods in Canada, the United States, and Mexico. Any change in or violation of existing or future regulations could have an adverse impact on the scope of the Company’s activities. Future laws and regulations may be more stringent, require changes in the Company’s operating practices, influence the demand for transportation services or require the Company to incur significant additional costs. Higher costs incurred by the Company, or by the Company’s suppliers who pass the costs onto the Company through higher supplies and materials pricing, could adversely affect the Company’s results of operations.

In addition to the regulatory regime applicable to operations in Canada, the Company is increasing its operations in the United States, and is therefore increasingly subject to rules and regulations related to the U.S. transportation industry, including regulation from various federal, state and local agencies, including the Department of Transportation (“DOT”) (in part through the Federal Motor Carrier Safety Administration (“FMCSA”)), the Environmental Protection Agency (“EPA”) and the Department of Homeland Security. Drivers must, both in Canada and the United States, comply with safety and fitness regulations, including those relating to drug and alcohol testing, driver safety performance and hours of service. Weight and dimensions, exhaust emissions and fuel efficiency are also subject to government regulation. The Company may also become subject to new or more restrictive regulations relating to fuel efficiency, exhaust emissions, hours of service, drug and alcohol testing, ergonomics, on-board reporting of operations, collective bargaining, security at ports, speed limitations, driver training and other matters affecting safety or operating methods.

Management’s Discussion and Analysis

In the United States, there are currently two methods of evaluating the safety and fitness of carriers: the Compliance, Safety, Accountability (“CSA”) program, which evaluates and ranks fleets on certain safety-related standards by analyzing data from recent safety events and investigation results, and the DOT safety rating, which is based on an on-site investigation and affects a carrier’s ability to operate in interstate commerce. Additionally, the FMCSA has proposed rules in the past that would change the methodologies used to determine carrier safety and fitness.

Under the CSA program, carriers are evaluated and ranked against their peers based on seven categories of safety-related data. The seven categories of safety-related data currently include Unsafe Driving, Hours-of-Service Compliance, Driver Fitness, Controlled Substances/Alcohol, Vehicle Maintenance, Hazardous Materials Compliance and Crash Indicator (such categories known as “BASICs”). Carriers are grouped by category with other carriers that have a similar number of safety events (i.e. crashes, inspections, or violations) and carriers are ranked and assigned a rating percentile or score. If the Company were subject to any such interventions, this could have an adverse effect on the Company’s business, financial condition and results of operations. As a result, the Company’s fleet could be ranked poorly as compared to peer carriers. There is no guarantee that the Company will be able to maintain its current safety ratings or that it will not be subject to interventions in the future. The Company recruits first-time drivers to be part of its fleet, and these drivers may have a higher likelihood of creating adverse safety events under CSA. The occurrence of future deficiencies could affect driver recruitment in the United States by causing high-quality drivers to seek employment with other carriers or limit the pool of available drivers or could cause the Company’s customers to direct their business away from the Company and to carriers with higher fleet safety rankings, either of which would materially adversely affect the Company’s business, financial condition and results of operations. In addition, future deficiencies could increase the Company’s insurance expenses. Additionally, competition for drivers with favorable safety backgrounds may increase, which could necessitate increases in driver-related compensation costs. Further, the Company may incur greater than expected expenses in its attempts to improve unfavorable scores.

In December 2016, the FMCSA issued a final rule establishing a national clearinghouse for drug and alcohol testing results and requiring motor carriers and medical review officers to provide records of violations by commercial drivers of FMCSA drug and alcohol testing requirements. Motor carriers in the United States will be required to query the clearinghouse to ensure drivers and driver applicants do not have violations of federal drug and alcohol testing regulations that prohibit them from operating commercial motor vehicles. The final rule became effective on January 4, 2017, with a compliance date of January 6, 2020. In December 2019, however, the FMCSA announced a final rule extending by three years the date for state driver’s licensing agencies to comply with certain requirements. The December 2016 commercial driver’s license rule required states to request information from the clearinghouse about individuals prior to issuing, renewing, upgrading or transferring a commercial driver’s license. This new action will allow states’ compliance with the requirement, which was set to begin January 2020, to be delayed until January 2023. The compliance date of January 2020 remained in place for all other requirements set forth in the clearinghouse final rule, however. Upon implementation, the rule may reduce the number of available drivers in an already constrained driver market. Pursuant to a new rule finalized by the FMCSA, effective November 2021, states are required to query the clearinghouse when issuing, renewing, transferring, or upgrading a commercial drivers license and must revoke a driver’s commercial driving privileges if such driver is prohibited from driving a motor vehicle for one or more drug or alcohol violations.

In addition, other rules have been proposed or made final by the FMCSA, including (i) a rule requiring the use of speed-limiting devices on heavy-duty tractors to restrict maximum speeds, which was proposed in 2016, and (ii) a rule setting out minimum driver training standards for new drivers applying for commercial driver’s licenses for the first time and to experienced drivers upgrading their licenses or seeking a hazardous materials endorsement, which was made final in December 2016 with a compliance date in February 2020 (FMCSA officials delayed implementation of the final rule by two years). In July 2017, the DOT announced that it would no longer pursue a speed limiter rule, but left open the possibility that it could resume such a pursuit in the future. In May 2021, however, a bill was reintroduced in the U.S. House of Representatives that would require commercial motor vehicles with gross weight exceeding 26,000 pounds to eb equipped with a speed limiting device, prohibiting speeds greater than 65 miles per hour. Whether the bill will become law is uncertain. The effect of these rules, to the extent they become effective, could result in a decrease in fleet production and/or driver availability, either of which could materially adversely affect the Company’s business, financial condition and results of operations.

The Company’s subsidiaries with U.S. operating authority currently have a satisfactory DOT rating, which is the highest available rating under the current safety rating scale. If the Company’s subsidiaries with U.S. operating authority were to receive a conditional or unsatisfactory DOT safety rating, it could materially adversely affect the Company’s business, financial condition and results of operations as customer contracts may require a satisfactory DOT safety rating, and a conditional or unsatisfactory rating could materially adversely affect or restrict the Company’s operations and increase the Company’s insurance costs.

The FMCSA has proposed regulations that would modify the existing rating system and the safety labels assigned to motor carriers evaluated by the DOT. Under regulations that were proposed in 2016, the methodology for determining a carrier’s DOT safety rating would be expanded to include the on-road safety performance of the carrier’s drivers and equipment, as well as results obtained from investigations. Exceeding certain thresholds based on such performance or results would cause a carrier to receive an unfit safety rating. The proposed regulations were withdrawn in March 2017, but the FMCSA noted that a

Management’s Discussion and Analysis

similar process may be initiated in the future. If similar regulations were enacted and the Company were to receive an unfit or other negative safety rating, the Company’s business would be materially adversely affected in the same manner as if it received a conditional or unsatisfactory safety rating under the current regulations. In addition, poor safety performance could lead to increased risk of liability, increased insurance, maintenance and equipment costs and potential loss of customers, which could materially adversely affect the Company’s business, financial condition and results of operations. The FMCSA has also indicated that it is in the early phases of a new study on the causation of large truck crashes. Although it remains unclear whether such a study will ultimately be completed, the results of such study could spur further proposed and/or final rules regarding safety and fitness in the United States.

From time to time, the FMCSA proposes and implements changes to regulations impacting hours-of-service.  Such changes can negatively impact the Company’s productivity and affect its operations and profitability by reducing the number of hours per day or week the Company’s U.S. drivers and independent contractors may operate and/or disrupt the Company’s network.  However, in August 2019, the FMCSA issued a proposal to make changes to its hours-of-service rules that would allow U.S. truck drivers more flexibility with their 30-minute rest break and with dividing their time in the sleeper berth.  It also would extend by two hours the duty time for U.S. drivers encountering adverse weather, and extend the shorthaul exemption by lengthening the drivers’ maximum on-duty period from 12 hours to 14 hours.  In June 2020, the FMCSA adopted a final rule substantially as proposed, which became effective in September 2020.  Certain industry groups have challenged these rules in U.S. courts, and it remains unclear what, if anything, will come from such challenges. Any future changes to U.S. hours-of-service regulations could materially and adversely affect the Company’s operations and profitability.

The U.S. National Highway Traffic Safety Administration, the EPA and certain U.S. states, including California, have adopted regulations that are aimed at reducing tractor emissions and/or increasing fuel economy of the equipment the Company uses. Certain of these regulations are currently effective, with stricter emission and fuel economy standards becoming effective over the next several years. Other regulations have been proposed in the United States that would similarly increase these standards. U.S. federal and state lawmakers and regulators have also adopted or are considering a variety of other climate-change legal requirements related to carbon emissions and greenhouse gas emissions.  These legal requirements could potentially limit carbon emissions within certain states and municipalities in the United States. Certain of these legal requirements restrict the location and amount of time that diesel-powered tractors (like the Company’s) may idle, which may force the Company to purchase on-board power units that do not require the engine to idle or to alter the Company’s drivers’ behavior, which might result in a decrease in productivity and/or an increase in driver turnover. All of these regulations have increased, and may continue to increase, the cost of new tractors and trailers and may require the Company to retrofit certain of its tractors and trailers, may increase its maintenance costs, and could impair equipment productivity and increase the Company’s operating costs, particularly if such costs are not offset by potential fuel savings. The occurrence of any of these adverse effects, combined with the uncertainty as to the reliability of the newly-designed diesel engines and the residual values of the Company’s equipment, could materially adversely affect the Company’s business, financial condition and results of operations. Furthermore, any future regulations that impose restrictions, caps, taxes or other controls on emissions of greenhouse gases could adversely affect the Company’s operations and financial results. The Company cannot predict the extent to which its operations and productivity will be impacted by any future regulations. The Company will continue monitoring its compliance with U.S. federal and state environmental regulations.

In March 2014, the U.S. Ninth Circuit Court of Appeals (the “Ninth Circuit”) held that the application of California state wage and hour laws to interstate truck drivers is not pre-empted by U.S. federal law. The case was appealed to the U.S. Supreme Court, which denied certiorari in May 2015, and accordingly, the Ninth Circuit decision stood. However, in December 2018, the FMCSA granted a petition filed by the American Trucking Associations determining that federal law pre-empts California’s wage and hour laws, and interstate truck drivers are not subject to such laws.  The FMCSA’s decision was appealed by labor groups and multiple lawsuits were filed in U.S. courts seeking to overturn the decision. I January 2021, however, the Ninth Circuit upheld the FMCSA’s determination that U.S. federal law does pre-empt California’s meal and rest break laws, as applied to drivers of property-carrying commercial motor vehicles. Other current and future U.S. state and local wage and hour laws, including laws related to employee meal breaks and rest periods, may vary significantly from U.S. federal law. Further, driver piece rate compensation, which is an industry standard, has been attacked as non-compliant with state minimum wage laws.  As a result, the Company, along with other companies in the industry, is subject to an uneven patchwork of wage and hour laws throughout the United States. In addition, the uncertainty with respect to the practical application of wage and hour laws are, and in the future may be, resulting in additional costs for the Company and the industry as a whole, and a negative outcome with respect to any of the above-mentioned lawsuits could materially affect the Company. If U.S. federal legislation is not passed pre-empting state and local wage and hour laws, the Company will either need to continue complying with the most restrictive state and local laws across its entire fleet in the United States, or revise its management systems to comply with varying state and local laws. Either solution could result in increased compliance and labor costs, driver turnover, decreased efficiency and increased risk of non-compliance. In April 2016, the Food and Drug Administration (“FDA”) published a final rule establishing requirements for shippers, loaders, carriers by motor vehicle and rail vehicle, and receivers engaged in the transportation of food, to use sanitary transportation practices to ensure the safety of the food they transport as part of the FSMA.  This rule sets

Management’s Discussion and Analysis

forth requirements related to (i) the design and maintenance of equipment used to transport food, (ii) the measures taken during food transportation to ensure food safety, (iii) the training of carrier personnel in sanitary food transportation practices, and (iv) maintenance and retention of records of written procedures, agreements, and training related to the foregoing items.  These requirements took effect for larger carriers in April 2017 and apply to the Company when it acts as a carrier or as a broker. If the Company is found to be in violation of applicable laws or regulations related to the FSMA or if the Company transports food or goods that are contaminated or are found to cause illness and/or death, the Company could be subject to substantial fines, lawsuits, penalties and/or criminal and civil liability, any of which could have a material adverse effect on the Company’s business, financial condition, and results of operations.

Changes in existing regulations and implementation of new regulations, such as those related to trailer size limits, emissions and fuel economy, hours of service, mandating ELDs and drug and alcohol testing in Canada, the United States and Mexico, could increase capacity in the industry or improve the position of certain competitors, either of which could negatively impact pricing and volumes or require additional investments by the Company. The short-term and long-term impacts of changes in legislation or regulations are difficult to predict and could materially adversely affect the Company’s results of operations.

The right to continue to hold applicable licenses and permits is generally subject to maintaining satisfactory compliance with regulatory and safety guidelines, policies and laws. Although the Company is committed to compliance with laws and safety, there is no assurance that it will be in full compliance with them at all times. Consequently, at some future time, the Company could be required to incur significant costs to maintain or improve its compliance record.

United States and Mexican operations. A significant portion of the Company’s revenue is derived from operations in the United States and transportation to and from Mexico. The Company’s international operations are subject to a variety of risks, including fluctuations in foreign currencies, changes in the economic strength or greater volatility in the economies of foreign countries in which the Company does business, difficulties in enforcing contractual rights and intellectual property rights, compliance burdens associated with export and import laws, theft or vandalism, and social, political and economic instability. The Company’s international operations could be adversely affected by restrictions on travel. Additional risks associated with the Company’s international operations include restrictive trade policies, imposition of duties, changes to trade agreements and other treaties, taxes or government royalties by foreign governments, adverse changes in the regulatory environments, including in tax laws and regulations, of the foreign countries in which the Company does business, compliance with anti-corruption and anti-bribery laws, restrictions on the withdrawal of foreign investments, the ability to identify and retain qualified local managers and the challenge of managing a culturally and geographically diverse operation. The Company cannot guarantee compliance with all applicable laws, and violations could result in substantial fines, sanctions, civil or criminal penalties, competitive or reputational harm, litigation or regulatory action and other consequences that might adversely affect the Company’s results of operations.

The current United States Presidential Administration provided informal guidance that it is in favor of certain changes to U.S. tax law, including increasing the corporate tax rate from its current rate of 21%. In the event that the corporate tax rate is increased, the Company’s financial position, and financial results from its United States operations may be adversely affected.

The implementation of tariffs or quotas or changes to certain trade agreements could, among other things, increase the costs of the materials used by the Company’s suppliers to produce new revenue equipment or increase the price of fuel. Such cost increases for the Company’s revenue equipment suppliers would likely be passed on to the Company, and to the extent fuel prices increase, the Company may not be able to fully recover such increases through rate increases or the Company’s fuel surcharge program, either of which could have a material adverse effect on the Company’s business.

The United States-Mexico-Canada Agreement (“USMCA”) entered into effect in July 2020.  The USMCA is designed to modernize food and agriculture trade, advance rules of origin for automobiles and trucks, and enhance intellectual property protections, among other matters, according to the Office of the U.S. Trade Representative.  It is difficult to predict at this stage what could be the impact of the USMCA on the economy, including the transportation industry.  However, given the amount of North American trade that moves by truck it could have a significant impact on supply and demand in the transportation industry, and could adversely impact the amount, movement and patterns of freight transported by the Company.

The U.S. Department of Treasury has broad authority to issue regulations and interpretative guidance that may significantly impact how the Company will apply the law and impact the Company’s results of operations in future periods. The timing and scope of such regulations and interpretative guidance are uncertain. In addition, there is a risk that states within the United States or foreign jurisdictions may amend their tax laws in response to these tax reforms, which could have a material adverse effect on the Company’s results.

In addition, if the Company is unable to maintain its Free and Secure Trade (“FAST”) and U.S. Customs Trade Partnership Against Terrorism (“C-TPAT”) certification statuses, it may have significant border delays, which could cause its cross-border operations to be less efficient than those of competitor carriers that obtain or continue to maintain FAST and C-TPAT certifications.

Operating Environment and Seasonality. The Company is exposed to the following factors, among others, affecting its operating environment:

•	the Company’s future insurance and claims expense, including the cost of its liability insurance premiums and the number and dollar

Management’s Discussion and Analysis

amount of claims, may exceed historical levels, which would require the Company to incur additional costs and could reduce the Company’s earnings;
•	a decline in the demand for used revenue equipment could result in decreased equipment sales, lower resale values and lower gains (or recording losses) on sales of assets;
•

tractor and trailer vendors may reduce their manufacturing output in response to lower demand for their products in economic downturns or shortages of component parts, including the current shortage of semiconductors and other components and supplies, such as steel, which may materially adversely affect the Company’s ability to purchase a quantity of new revenue equipment that is sufficient to sustain its desired growth rate and negatively impact the Company’s financial results if it incurs higher costs to purchase tractors and trailers; and

•

increased prices for new revenue equipment, design changes of new engines, reduced equipment efficiency resulting from new engines designed to reduce emissions, or decreased availability of new revenue equipment.

The Company’s tractor productivity decreases during the winter season because inclement weather impedes operations and some shippers reduce their shipments after the winter holiday season. Revenue may also be adversely affected by inclement weather and holidays, since revenue is directly related to available working days of shippers. At the same time, operating expenses increase and fuel efficiency declines because of engine idling and harsh weather creating higher accident frequency, increased claims and higher equipment repair expenditures. The Company may also suffer from weather-related or other unforeseen events such as tornadoes, hurricanes, blizzards, ice storms, floods, and fires, which may increase in frequency and severity due to climate change, as well as other man-made disasters. These events may disrupt fuel supplies, increase fuel costs, disrupt freight shipments or routes, affect regional economies, damage or destroy the Company’s assets or adversely affect the business or financial condition of the Company’s customers, any of which could materially adversely affect the Company’s results of operations or make the Company’s results of operations more volatile.

General Economic, Credit, and Business Conditions. The Company’s business is subject to general economic, credit, business and regulatory factors that are largely beyond the Company’s control, and which could have a material adverse effect on the Company’s operating results.

The Company’s industry is subject to cyclical pressures, and the Company’s business is dependent on a number of factors that may have a material adverse effect on its results of operations, many of which are beyond the Company’s control. The Company believes that some of the most significant of these factors include (i) excess tractor and trailer capacity in the transportation industry in comparison with shipping demand; (ii) declines in the resale value of used equipment; (iii) limited supply and increased cost of new and used equipment; (iv) recruiting and retaining qualified drivers; (v) strikes, work stoppages or work slowdowns at the Company’s facilities or at customer, port, border crossing or other shipping-related facilities; (vi) compliance with ongoing regulatory requirements; (vii) increases in interest rates, fuel taxes, tolls and license and registration fees; and (vii) rising healthcare and insurance and claims costs in the United States; and (ix) the impact of the COVID-19 pandemic.

Management’s Discussion and Analysis

The Company is also affected by (i) recessionary economic cycles, which tend to be characterized by weak demand and downward pressure on rates; (ii) changes in customers’ inventory levels and in the availability of funding for their working capital; (iii) changes in the way in which the Company’s customers choose to source or utilize the Company’s services; and (iv) downturns in customers’ business cycles, such as retail and manufacturing, where the Company has significant customer concentration. Economic conditions may adversely affect customers and their demand for and ability to pay for the Company’s services. Customers encountering adverse economic conditions represent a greater potential for loss and the Company may be required to increase its allowance for doubtful accounts.

Economic conditions that decrease shipping demand and increase the supply of available tractors and trailers can exert downward pressure on rates and equipment utilization, thereby decreasing asset productivity. The risks associated with these factors are heightened when the economy is weakened. Some of the principal risks during such times include:

•	the Company may experience a reduction in overall freight levels, which may impair the Company’s asset utilization;
•	freight patterns may change as supply chains are redesigned, resulting in an imbalance between the Company’s capacity and assets and customers’ freight demand;
•	the Company may be forced to accept more loads from freight brokers, where freight rates are typically lower, or may be forced to incur more non-revenue generating miles to obtain loads;
•

the Company may increase the size of its fleet during periods of high freight demand during which its competitors also increase their capacity, and the Company may experience losses in greater amounts than such competitors during subsequent cycles of softened freight demand if the Company is required to dispose of assets at a loss to match reduced freight demand;

•

customers may solicit bids for freight from multiple trucking companies or select competitors that offer lower rates in an attempt to lower their costs, and the Company may be forced to lower its rates or lose freight; and

•	lack of access to current sources of credit or lack of lender access to capital, leading to an inability to secure credit financing on satisfactory terms, or at all.

The Company is subject to cost increases that are outside the Company’s control that could materially reduce the Company’s profitability if it is unable to increase its rates sufficiently. Such cost increases include, but are not limited to, increases in fuel and energy prices, driver and office employee wages, purchased transportation costs, taxes, interest rates, tolls, license and registration fees, insurance

Management’s Discussion and Analysis

premiums and claims, revenue equipment and related maintenance, and tires and other components. Strikes or other work stoppages at the Company’s service centres or at customer, port, border or other shipping locations, deterioration of Canadian, U.S. or Mexican transportation infrastructure and reduced investment in such infrastructure, or actual or threatened armed conflicts or terrorist attacks, efforts to combat terrorism, military action against a foreign state or group located in a foreign state or heightened security requirements could lead to wear, tear and damage to the Company’s equipment, driver dissatisfaction, reduced economic demand, reduced availability of credit, increased prices for fuel or temporary closing of the shipping locations or borders between Canada, the United States and Mexico. Further, the Company may not be able to appropriately adjust its costs and staffing levels to meet changing market demands. In periods of rapid change, it is more difficult to match the Company’s staffing level to its business needs.

The Company’s operations, with the exception of its brokerage operations, are capital intensive and asset heavy. If anticipated demand differs materially from actual usage, the Company may have too many or too few assets. During periods of decreased customer demand, the Company’s asset utilization may suffer, and it may be forced to sell equipment on the open market or turn in equipment under certain equipment leases in order to right size its fleet. This could cause the Company to incur losses on such sales or require payments in connection with equipment the Company turns in, particularly during times of a softer used equipment market, either of which could have a material adverse effect on the Company’s profitability.

Although the Company’s business volume is not highly concentrated, its customers’ financial failures or loss of customer business may materially adversely affect the Company. If the Company were unable to generate sufficient cash from operations, it would need to seek alternative sources of capital, including financing, to meet its capital requirements. In the event that the Company were unable to generate sufficient cash from operations or obtain financing on favorable terms in the future, it may have to limit its fleet size, enter into less favorable financing arrangements or operate its revenue equipment for longer periods, any of which could have a materially adverse effect on its profitability.

Coronavirus and its variants (“COVID-19”) outbreak or other similar outbreaks. The recent outbreak of COVID-19, and any other outbreaks of contagious diseases or other adverse public health developments, could have a materially adverse effect on the Company’s financial condition, liquidity, results of operations, and cash flows. The outbreak of COVID-19 has resulted in governmental authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders, increased border and port controls and closures, and shutdowns. There is considerable uncertainty regarding such measures and potential future measures, including vaccine, testing and masks mandates, all of which could limit the Company’s ability to meet customer demand, as well as reduce customer demand. Furthermore, government vaccine, testing, and mask mandates may increase the Company’s turnover and make recruiting more difficult, particularly among the Company’s driver personnel.

Management’s Discussion and Analysis

Certain of the Company’s office personnel have been working remotely, which could disrupt to a certain extent the Company’s management, business, finance, and financial reporting teams. The Company may experience an increase in absences or terminations among its driver and non-driver personnel due to the outbreak of COVID-19, which could have a materially adverse effect on the Company’s operating results.  Further, the Company’s operations, particularly in areas of increased COVID-19 infections, could be disrupted resulting in a negative impact on the Company’s operations and results.

The outbreak of COVID-19 has significantly increased uncertainty. Risks related to a slowdown or recession are described in the Company’s risk factor titled “General Economic, Credit and Business Conditions”.

Short-term and long-term developments related to COVID-19 have been unpredictable and the extent to which further developments could impact the Company’s operations, financial condition, access to credit, liquidity, results of operations, and cash flows is highly uncertain. Such developments may include the geographic spread and duration of the virus, the distribution and availability of vaccines, vaccine hesitancy, the severity of the disease and the actions that may be taken by various governmental authorities and other third parties in response to the outbreak.

In November 2021, the U.S. Department of Labor’s Occupational Safety and Health Administration (“OSHA”) published an emergency temporary standard requiring all employers within the U.S. with over 100 employees to ensure that their employees are fully vaccinated or, in the alternative, to ensure that all unvaccinated employees return a negative COVID-19 test at least once a week before coming to work. However, the United States Supreme Court blocked this emergency temporary standard from coming into effect.

From January 2022 to September 2022, the Canadian government was prohibiting unvaccinated foreigners, including U.S. citizens, from crossing the border. Effective October 1, 2022, the Canadian government removed all COVID-19 entry restrictions, as well as testing, quarantine, and isolation requirements for anyone entering Canada. Effective January 2022, the U.S. Government is prohibiting unvaccinated foreigners, including Canadian citizens, from crossing the U.S.-Canada border and the U.S.-Mexico border. The effect of these border requirements, in addition to any other vaccine, testing, or mask mandates that go into effect may, amongst other things, (i) cause the Company’s employees to go to smaller employers, especially if any future mandates are only subject to larger employers, or leave the trucking industry altogether, (ii) result in logistical issues, increased expenses, and operational issues resulting from ensuring compliance with such mandates, such as the costs of arranging for COVID-19 tests for the Company’s unvaccinated employees, especially for the Company’s unvaccinated drivers, (iii) result in increased costs relating

Management’s Discussion and Analysis

to recruiting and training of drivers, and (iv) result in decreased revenue and other operational issues if we are unable to recruit and retain drivers. Any such vaccine, testing, or mask mandate that is interpreted as to apply to commercial drivers would significantly reduce the pool of drivers available to us and the industry as a whole, exacerbating the current driver shortage even further. Accordingly, any vaccine, testing, or mask mandate, to the extent that it goes into effect, may have a material adverse effect on the Company’s business, the Company’s operations, and the Company’s financial condition and position.

Interest Rate Fluctuations. Future cash flows related to variable-rate financial liabilities could be impacted by changes in benchmark rates such as Bankers’ Acceptance or secured overnight financing rate published by the Federal Reverse Bank of New York (“SOFR”). In addition, the Company is exposed to gains and losses arising from changes in interest rates through its derivative financial instruments carried at fair value.

Currency Fluctuations. The Company’s financial results are reported in U.S. dollars and a large portion of the Company’s revenue and operating costs are realized in currencies other than the U.S. dollar, primarily the Canadian dollar. The exchange rates between these currencies and the U.S. dollar have fluctuated in recent years and will likely continue to do so in the future. It is not possible to mitigate all exposure to fluctuations in foreign currency exchange rates. The results of operations are therefore affected by movements of these currencies against the U.S. dollar.

Price and Availability of Fuel. Fuel is one of the Company’s largest operating expenses. Diesel fuel prices fluctuate greatly due to factors beyond the Company’s control, such as political events, commodity futures trading, currency fluctuations, natural and man-made disasters, terrorist activities and armed conflicts, any of which may lead to an increase in the cost of fuel. Fuel prices are also affected by the rising demand for fuel in developing countries and could be materially adversely affected by the use of crude oil and oil reserves for purposes other than fuel production and by diminished drilling activity. Such events may lead not only to increases in fuel prices, but also to fuel shortages and disruptions in the fuel supply chain. Because the Company’s operations are dependent upon diesel fuel, significant diesel fuel cost increases, shortages or supply disruptions could have a material adverse effect on the Company’s business, financial condition and results of operations.

While the Company has fuel surcharge programs in place with a majority of the Company’s customers, which historically have helped the Company offset the majority of the negative impact of rising fuel prices, the Company also incurs fuel costs that cannot be recovered even with respect to customers with which the Company maintains fuel surcharge programs, such as those associated with non-revenue generating miles or time when the Company’s engines are idling. Moreover, the terms of each customer’s fuel surcharge program vary from one division to another, and the recoverability for fuel price increases varies as well. In addition, because the Company’s fuel surcharge recovery lags behind changes in fuel prices, the Company’s fuel surcharge recovery may not capture the increased costs the Company pays for fuel, especially when prices are rising. This could lead to fluctuations in the Company’s levels of reimbursement, such as has occurred in the past. There can be no assurance that such fuel surcharges can be maintained indefinitely or that they will be fully effective.

Management’s Discussion and Analysis

Insurance. The Company’s operations are subject to risks inherent in the transportation sector, including personal injury, property damage, workers’ compensation and employment and other issues. The Company’s future insurance and claims expenses may exceed historical levels, which could reduce the Company’s earnings. The Company subscribes for insurance in amounts it considers appropriate in the circumstances and having regard to industry norms. Like many in the industry, the Company self-insures a significant portion of the claims exposure related to cargo loss, bodily injury, workers’ compensation and property damages. Due to the Company’s significant self-insured amounts, the Company has exposure to fluctuations in the number or severity of claims and the risk of being required to accrue or pay additional amounts if the Company’s estimates are revised or claims ultimately prove to be in excess of the amounts originally assessed. Further, the Company’s self-insured retention levels could change and result in more volatility than in recent years.

The Company holds a fully-fronted policy of CAD $10 million limit per occurrence for automobile bodily injury, property damage and commercial general liability for its Canadian Insurance Program, subject to certain exceptions. The Company retains a deductible of US $2.25 million for certain U.S. subsidiaries on their primary US $5 million limit policies for automobile bodily injury and property damage, also subject to certain exceptions, and a 50% quota share deductible for the US $5 million limit in excess of US $5 million. The Company retains a deductible of US $1 million on its primary US $5 million limit policy for certain U.S. subsidiaries for commercial general liability. The Company retains deductibles of up to US $1 million per occurrence for workers’ compensation claims. The Company’s liability coverage has a total limit of US $100 million per occurrence for both its Canadian and U.S. divisions.

Although the Company believes its aggregate insurance limits should be sufficient to cover reasonably expected claims, it is possible that the amount of one or more claims could exceed the Company’s aggregate coverage limits or that the Company will chose not to obtain insurance in respect of such claims. If any claim were to exceed the Company’s coverage, the Company would bear the excess, in addition to the Company’s other self-insured amounts. The Company’s results of operations and financial condition could be materially and adversely affected if (i) cost per claim or the number of claims significantly exceeds the Company’s coverage limits or retention amounts; (ii) the Company experiences a claim in excess of its coverage limits; (iii) the Company’s insurance carriers fail to pay on the Company’s insurance claims; (iv) the Company experiences a significant increase in premiums; or (v) the Company experiences a claim for which coverage is not provided, either because the Company chose not to obtain insurance as a result of high

Management’s Discussion and Analysis

premiums or because the claim is not covered by insurance which the Company has in place.

The Company accrues the costs of the uninsured portion of pending claims based on estimates derived from the Company’s evaluation of the nature and severity of individual claims and an estimate of future claims development based upon historical claims development trends. Actual settlement of the Company’s retained claim liabilities could differ from its estimates due to a number of uncertainties, including evaluation of severity, legal costs and claims that have been incurred but not reported. Due to the Company’s high retained amounts, it has significant exposure to fluctuations in the number and severity of claims. If the Company were required to accrue or pay additional amounts because its estimates are revised or the claims ultimately prove to be more severe than originally assessed, its financial condition and results of operations may be materially adversely affected.

Employee Relations. With the acquisition of UPS Freight and prior Canadian acquisitions, the Company has a substantial number of unionized employees in the U.S. and Canada. Although the Company believes that its relations with its employees are satisfactory, no assurance can be given that the Company will be able to successfully extend or renegotiate the Company’s current collective agreements as they expire from time to time or that additional employees will not attempt to unionize.

The unionization of the Company’s employees in additional business units, adverse changes in terms under collective bargaining agreements, or actual or threatened strikes, work stoppages or slow downs, could have a material adverse effect on the Company’s business, customer retention, results of operations, financial condition and liquidity, and could cause significant disruption of, or inefficiencies in, its operations, because:

•	restrictive work rules could hamper the Company’s ability to improve or sustain operating efficiency or could impair the Company’s service reputation and limit its ability to provide certain services;
•	a strike or work stoppage could negatively impact the Company’s profitability and could damage customer and employee relationships;
•	shippers may limit their use of unionized trucking companies because of the threat of strikes and other work stoppages;
•	the Company could fail to extend or renegotiate its collective agreements or experience material increases in wages or benefits;
•	disputes with the Company’s unions could arise; and
•	an election and bargaining process could divert management’s time and attention from the Company’s overall objectives and impose significant expenses.

The Company’s collective agreements have a variety of expiration dates, to the last of which is in September 2024. In a small number of cases, the expiration date of the collective agreement has passed; in such cases, the Corporation is generally in the process of renegotiating the agreement. The Company cannot predict the effect which any new collective agreements or the failure to enter into such agreements upon the expiry of the current agreements may have on its operations.

Management’s Discussion and Analysis

The Company has limited experience with unionized employees in the U.S. There may be additional risks related to the increased number of unionized U.S. employees from the acquisition of UPS Freight. The impact the Company’s unionized operations could have on non-unionized operations is uncertain.

Drivers. Increases in driver compensation or difficulties attracting and retaining qualified drivers could have a material adverse effect on the Company’s profitability and the ability to maintain or grow the Company’s fleet.

Like many in the transportation sector, the Company experiences substantial difficulty in attracting and retaining sufficient numbers of qualified drivers. The trucking industry periodically experiences a shortage of qualified drivers. The Company believes the shortage of qualified drivers and intense competition for drivers from other transportation companies will create difficulties in maintaining or increasing the number of drivers and may negatively impact the Company’s ability to engage a sufficient number of drivers, and the Company’s inability to do so may negatively impact its operations. Further, the compensation the Company offers its drivers and independent contractor expenses are subject to market conditions, and the Company may find it necessary to increase driver and independent contractor compensation in future periods.

In addition, the Company and many other trucking companies suffer from a high turnover rate of drivers in the U.S. TL market. This high turnover rate requires the Company to continually recruit a substantial number of new drivers in order to operate existing revenue equipment. Driver shortages are exacerbated during periods of economic expansion, in which alternative employment opportunities, including in the construction and manufacturing industries, which may offer better compensation and/or more time at home, are more plentiful and freight demand increases, or during periods of economic downturns, in which unemployment benefits might be extended and financing is limited for independent contractors who seek to purchase equipment, or the scarcity or growth of loans for students who seek financial aid for driving school. In addition, enrollment at driving schools may be further limited by COVID-19 social distancing requirements, vaccine, testing, and mask mandates, and other regulatory requirements that reduces the number of eligible drivers. The lack of adequate tractor parking along some U.S. highways and congestion caused by inadequate highway funding may make it more difficult for drivers to comply with hours of service regulations and cause added stress for drivers, further reducing the pool of eligible drivers. The Company’s use of team-driven tractors for expedited shipments requires two drivers per tractor, which further increases the number of drivers the Company must recruit and retain in comparison to operations that require one driver per tractor. The Company also employs driver hiring standards, which could further reduce the pool of available drivers from which the Company would hire. If the Company is unable to continue to attract and retain a sufficient

Management’s Discussion and Analysis

number of drivers, the Company could be forced to, among other things, adjust the Company’s compensation packages, increase the number of the Company’s tractors without drivers or operate with fewer trucks and face difficulty meeting shipper demands, any of which could adversely affect the Company’s growth and profitability.

Independent Contractors. The Company’s contracts with U.S. independent contractors are governed by U.S. federal leasing regulations, which impose specific requirements on the Company and the independent contractors. If more stringent state or U.S. federal leasing regulations are adopted, U.S. independent contractors could be deterred from becoming independent contractor drivers, which could materially adversely affect the Company’s goal of maintaining its current fleet levels of independent contractors.

The Company provides financing to certain qualified Canadian independent contractors and financial guarantees to a small number of U.S. independent contractors. If the Company were unable to provide such financing or guarantees in the future, due to liquidity constraints or other restrictions, it may experience a decrease in the number of independent contractors it is able to engage. Further, if independent contractors the Company engages default under or otherwise terminate the financing arrangements and the Company is unable to find replacement independent contractors or seat the tractors with its drivers, the Company may incur losses on amounts owed to it with respect to such tractors.

Pursuant to the Company’s fuel surcharge program with independent contractors, the Company pays independent contractors with which it contracts a fuel surcharge that increases with the increase in fuel prices. A significant increase or rapid fluctuation in fuel prices could cause the Company’s costs under this program to be higher than the revenue the Company receives under its customer fuel surcharge programs.

U.S. tax and other regulatory authorities, as well as U.S. independent contractors themselves, have increasingly asserted that U.S. independent contractor drivers in the trucking industry are employees rather than independent contractors, and the Company’s classification of independent contractors has been the subject of audits by such authorities from time to time. U.S. federal and state legislation has been introduced in the past that would make it easier for tax and other authorities to reclassify independent contractors as employees, including legislation to increase the recordkeeping requirements for those that engage independent contractor drivers and to increase the penalties for companies who misclassify their employees and are found to have violated employees’ overtime and/or wage requirements. The most recent example being the Protecting the Rights to Organize (“PRO”) Act, which was passed by the U.S. House of Representatives and received by the U.S. Senate in March 2021 and remains with the U.S. Senate’s Committee on Health, Education, Labor, and Pensions.  The PRO Act proposes to apply the “ABC Test” (described below) for classifying workers under Federal Fair Labor Standards Act claims.  It is unknown whether any of the proposed legislation will become law or whether any industry-based exemptions from any resulting law will be granted. Additionally, U.S. federal legislators have sought to abolish the current safe harbor allowing taxpayers meeting certain criteria to treat individuals as independent contractors if they are following a long-standing, recognized practice, to extend the U.S. Fair Labor Standards Act to independent contractors and to impose notice requirements based on employment or independent contractor status and fines for failure to comply. Some U.S. states have put initiatives in place to increase their revenue from items such as unemployment, workers’ compensation and income taxes, and a reclassification of independent contractors as employees would help states with this initiative. Further, courts in certain U.S. states have issued decisions that could result in a greater likelihood that independent contractors would be judicially classified as employees in such states.

Management’s Discussion and Analysis

In September 2019, California enacted a new law, A.B. 5 (“AB5”), that made it more difficult for workers to be classified as independent contractors (as opposed to employees).  AB5 provides that the three-pronged “ABC Test” must be used to determine worker classifications in wage order claims.  Under the ABC Test, a worker is presumed to be an employee and the burden to demonstrate their independent contractor status is on the hiring company through satisfying all three of the following criteria: (a) the worker is free from control and direction in the performance of services; (b) the worker is performing work outside the usual course of the business of the hiring company; and (c) the worker is customarily engaged in an independently established trade, occupation, or business.  How AB5 will be enforced is still to be determined. In January 2021, however, the California Supreme Court ruled that the ABC Test could apply retroactively to all cases not yet final as of the date the original decision was rendered, April 2018.  While it was set to enter into effect in January 2020, a U.S. federal judge in California issued a preliminary injunction barring the enforcement of AB5 on the trucking industry while the California Trucking Association (“CTA”) moves forward with its suit seeking to invalidate AB5. The Ninth Circuit rejected the reasoning behind the injunction in April 2021, ruling that AB5 is not pre-empted by U.S. federal law, but granted a stay of the AB5 mandate in June 2021 (preventing its application and temporarily continuing the injunction) while the CTA petitioned the United States Supreme Court (the “Supreme Court”) to review the decision. In November 2021, the Supreme Court requested that the U.S. solicitor general weigh in on the case. The injunction will remain in place until the Supreme Court makes a decision on whether to proceed in hearing the case. While the stay of the AB5 mandate provides temporary relief to the enforcement of AB5, it remains unclear how long such relief will last, and whether the CTA will ultimately be successful in invalidating the law. It is also possible AB5 will spur similar legislation in states other than California, which could adversely affect the Company’s results of operations and profitability.

U.S. class action lawsuits and other lawsuits have been filed against certain members of the Company’s industry seeking to reclassify independent contractors as employees for a variety of purposes, including workers’ compensation and health care coverage. In addition, companies that use lease purchase independent contractor programs,

Management’s Discussion and Analysis

such as the Company, have been more susceptible to reclassification lawsuits, and several recent decisions have been made in favor of those seeking to classify independent contractor truck drivers as employees. U.S. taxing and other regulatory authorities and courts apply a variety of standards in their determination of independent contractor status. If the independent contractors with whom the Company contracts are determined to be employees, the Company would incur additional exposure under U.S. federal and state tax, workers’ compensation, unemployment benefits, labor, employment and tort laws, including for prior periods, as well as potential liability for employee benefits and tax withholdings, and the Company’s business, financial condition and results of operations could be materially adversely affected. The Company has settled certain class action cases in Massachusetts and California in the past with independent contractors who alleged they were misclassified.

Acquisitions and Integration Risks. Historically, acquisitions have been a part of the Company’s growth strategy. The Company may not be able to successfully integrate acquisitions into the Company’s business, or may incur significant unexpected costs in doing so. Further, the process of integrating acquired businesses may be disruptive to the Company’s existing business and may cause an interruption or reduction of the Company’s business as a result of the following factors, among others:

•	loss of drivers, key employees, customers or contracts;
•

possible inconsistencies in or conflicts between standards, controls, procedures and policies among the combined companies and the need to implement company-wide financial, accounting, information technology and other systems;

•	failure to maintain or improve the safety or quality of services that have historically been provided;
•	inability to retain, integrate, hire or recruit qualified employees;
•	unanticipated environmental or other liabilities;
•	risks of entering new markets or business offerings in which we have had no or only limited prior experience;
•	failure to coordinate geographically dispersed organizations; and
•	the diversion of management’s attention from the Company’s day-to-day business as a result of the need to manage any disruptions and difficulties and the need to add management resources to do so.

Given the nature and size of UPS Freight, as well as the structure of the acquisition as a carveout from UPS, the acquisition of UPS Freight presents the following risks, in addition to risks noted elsewhere in these risk factors:

•

a large portion of the business of UPS Freight prior to the acquisition was with affiliates of UPS. While there are transportation service agreements in effect with such affiliates of UPS, such affiliates may decide to reduce or eliminate business with the Company in the future and we have limited contractual protections to prevent the loss of such business;

•

some of the information and operating systems of UPS Freight were integrated with UPS prior to the acquisition. The Company is in the process of transitioning such systems and could experience disruptions during the transition or difficulty or delay in building its systems and personnel to operate them;

Management’s Discussion and Analysis

•	the Company had limited experience in the U.S. LTL market prior to the acquisition and we may be unsuccessful in integrating UPS Freight and operating it profitably;
•	given the size and complexity of the acquired U.S. LTL operations of UPS Freight, management’s attention may be diverted from other areas of the Company; and
•	the Company acquired a substantial number of unionized U.S. employees in the acquisition and unionized employees present significant risks.

Anticipated cost savings, synergies, revenue enhancements or other benefits from any acquisitions that the Company undertakes may not materialize in the expected timeframe or at all. The Company’s estimated cost savings, synergies, revenue enhancements and other benefits from acquisitions are subject to a number of assumptions about the timing, execution and costs associated with realizing such synergies. Such assumptions are inherently uncertain and are subject to a wide variety of significant business, economic and competition risks. There can be no assurance that such assumptions will turn out to be correct and, as a result, the amount of cost savings, synergies, revenue enhancements and other benefits the Company actually realizes and/or the timing of such realization may differ significantly (and may be significantly lower) from the ones the Company estimated, and the Company may incur significant costs in reaching the estimated cost savings, synergies, revenue enhancements or other benefits. Further, management of acquired operations through a decentralized approach may create inefficiencies or inconsistencies.

Many of the Company’s recent acquisitions have involved the purchase of stock of existing companies. These acquisitions, as well as acquisitions of substantially all of the assets of a company, may expose the Company to liability for actions taken by an acquired business and its management before the Company’s acquisition. The due diligence the Company conducts in connection with an acquisition and any contractual guarantees or indemnities that the Company receives from the sellers of acquired companies may not be sufficient to protect the Company from, or compensate the Company for, actual liabilities. The representations made by the sellers expire at varying periods after the closing. A material liability associated with an acquisition, especially where there is no right to indemnification, could adversely affect the Company’s results of operations, financial condition and liquidity.

The Company continues to review acquisition and investment opportunities in order to acquire companies and assets that meet the Company’s investment criteria, some of which may be significant. Depending on the number of acquisitions and investments and funding requirements, the Company may need to raise substantial additional capital and increase the Company’s indebtedness. Instability or disruptions in the capital markets, including credit markets, or the deterioration of the Company’s financial condition due to internal or external factors, could restrict or prohibit access to the capital markets

Management’s Discussion and Analysis

and could also increase the Company’s cost of capital. To the extent the Company raises additional capital through the sale of equity, equity-linked or convertible debt securities, the issuance of such securities could result in dilution to the Company’s existing shareholders. If the Company raises additional funds through the issuance of debt securities, the terms of such debt could impose additional restrictions and costs on the Company’s operations. Additional capital, if required, may not be available on acceptable terms or at all. If the Company is unable to obtain additional capital at a reasonable cost, the Company may be required to forego potential acquisitions, which could impair the execution of the Company’s growth strategy.

The Company routinely evaluates its operations and considers opportunities to divest certain of its assets. In addition, the Company faces competition for acquisition opportunities. This external competition may hinder the Company’s ability to identify and/or consummate future acquisitions successfully. There is also a risk of impairment of acquired goodwill and intangible assets. This risk of impairment to goodwill and intangible assets exists because the assumptions used in the initial valuation, such as interest rates or forecasted cash flows, may change when testing for impairment is required.

There is no assurance that the Company will be successful in identifying, negotiating, consummating or integrating any future acquisitions. If the Company does not make any future acquisitions, or divests certain of its operations, the Company’s growth rate could be materially and adversely affected. Any future acquisitions the Company does undertake could involve the dilutive issuance of equity securities or the incurring of additional indebtedness.

Growth. There is no assurance that in the future, the Company’s business will grow substantially or without volatility, nor is there any assurance that the Company will be able to effectively adapt its management, administrative and operational systems to respond to any future growth.  Furthermore, there is no assurance that the Company’s operating margins will not be adversely affected by future changes in and expansion of its business or by changes in economic conditions or that it will be able to sustain or improve its profitability in the future.

Environmental Matters. The Company uses storage tanks at certain of its Canadian and U.S. transportation terminals. Canadian and U.S. laws and regulations generally impose potential liability on the present and former owners or occupants or custodians of properties on which contamination has occurred, as well as on parties who arranged for the disposal of waste at such properties. Although the Company is not aware of any contamination which, if remediation or clean-up were required, would have a material adverse effect on it, certain of the Company’s current or former facilities have been in operation for many years and over such time, the Company or the prior owners, operators or custodians of the properties may have generated and disposed of wastes which are or may be considered hazardous. Liability under certain of these laws and regulations may be imposed on a joint and several basis and without regard to whether the Company knew of, or was responsible for, the presence or disposal of these materials or whether the activities giving rise to the contamination was legal when it occurred. In addition, the presence of those substances, or the failure to properly dispose of or remove those substances, may adversely affect the Company’s ability to sell or rent that property. If the Company incurs liability under these laws and regulations and if it cannot identify other parties which it can compel to contribute to its expenses and who are financially able to do so, it could have a material adverse effect on the Company’s financial condition and results of operations. There can be no assurance that the Company will not be required at some future date to incur significant costs or liabilities pursuant to environmental laws, or that the Company’s operations, business or assets will not be materially affected by current or future environmental laws.

Management’s Discussion and Analysis

The Company’s transportation operations and its properties are subject to extensive and frequently-changing federal, provincial, state, municipal and local environmental laws, regulations and requirements in Canada, the United States and Mexico relating to, among other things, air emissions, the management of contaminants, including hazardous substances and other materials (including the generation, handling, storage, transportation and disposal thereof), discharges and the remediation of environmental impacts (such as the contamination of soil and water, including ground water). A risk of environmental liabilities is inherent in transportation operations, historic activities associated with such operations and the ownership, management and control of real estate.

Environmental laws may authorize, among other things, federal, provincial, state and local environmental regulatory agencies to issue orders, bring administrative or judicial actions for violations of environmental laws and regulations or to revoke or deny the renewal of a permit. Potential penalties for such violations may include, among other things, civil and criminal monetary penalties, imprisonment, permit suspension or revocation and injunctive relief. These agencies may also, among other things, revoke or deny renewal of the Company’s operating permits, franchises or licenses for violations or alleged violations of environmental laws or regulations and impose environmental assessment, removal of contamination, follow up or control procedures.

Environmental Contamination. The Company could be subject to orders and other legal actions and procedures brought by governmental or private parties in connection with environmental contamination, emissions or discharges. If the Company is involved in a spill or other accident involving hazardous substances, if there are releases of hazardous substances the Company transports, if soil or groundwater contamination is found at the Company’s current or former facilities or results from the Company’s operations, or if the Company is found to be in violation of applicable laws or regulations, the Company could be subject to cleanup costs and liabilities, including substantial fines or penalties or civil and criminal liability, any of which could have a materially adverse effect on the Company’s business and operating results.

Management’s Discussion and Analysis

Key Personnel. The future success of the Company will be based in large part on the quality of the Company’s management and key personnel. The Company’s management and key personal possess valuable knowledge about the transportation and logistics industry and their knowledge of and relationships with the Company’s key customers and vendors would be difficult to replace. The loss of key personnel could have a negative effect on the Company. There can be no assurance that the Company will be able to retain its current key personnel or, in the event of their departure, to develop or attract new personnel of equal quality.

Dependence on Third Parties. Certain portions of the Company’s business are dependent upon the services of third-party capacity providers, including other transportation companies. For that portion of the Company’s business, the Company does not own or control the transportation assets that deliver the customers’ freight, and the Company does not employ the people directly involved in delivering the freight. This reliance could cause delays in reporting certain events, including recognizing revenue and claims. These third-party providers seek other freight opportunities and may require increased compensation in times of improved freight demand or tight trucking capacity. The Company’s inability to secure the services of these third parties could significantly limit the Company’s ability to serve its customers on competitive terms. Additionally, if the Company is unable to secure sufficient equipment or other transportation services to meet the Company’s commitments to its customers or provide the Company’s services on competitive terms, the Company’s operating results could be materially and adversely affected. The Company’s ability to secure sufficient equipment or other transportation services is affected by many risks beyond the Company’s control, including equipment shortages in the transportation industry, particularly among contracted carriers, interruptions in service due to labor disputes, changes in regulations impacting transportation and changes in transportation rates.

Loan Default. The agreements governing the Company’s indebtedness, including the Credit Facility and the Term Loan, contain certain restrictions and other covenants relating to, among other things, funded debt, distributions, liens, investments, acquisitions and dispositions outside the ordinary course of business and affiliate transactions. If the Company fails to comply with any of its financing arrangement covenants, restrictions and requirements, the Company could be in default under the relevant agreement, which could cause cross-defaults under other financing arrangements. In the event of any such default, if the Company failed to obtain replacement financing or amendments to or waivers under the applicable financing arrangement, the Company may be unable to pay dividends to its shareholders, and its lenders could cease making further advances, declare the Company’s debt to be immediately due and payable, fail to renew letters of credit, impose significant restrictions and requirements on the Company’s operations, institute foreclosure procedures against their collateral, or impose significant fees and transaction costs. If debt acceleration occurs, economic conditions may make it difficult or expensive to refinance the accelerated debt or the Company may have to issue equity securities, which would dilute share ownership. Even if new financing is made available to the Company, credit may not be available to the Company on acceptable terms. A default under the Company’s financing arrangements could result in a materially adverse effect on its liquidity, financial condition and results of operations. As at the date hereof, the Company is in compliance with all of its debt covenants and obligations.

Credit Facilities. The Company has significant ongoing capital requirements that could affect the Company’s profitability if the Company is unable to generate sufficient cash from operations and/or obtain financing on favorable terms.  The trucking industry and the Company’s trucking operations are capital intensive, and require significant capital expenditures annually.  The amount and timing of such capital expenditures depend on various factors, including anticipated freight demand and the price and availability of assets.  If anticipated demand differs materially from actual usage, the Company’s trucking operations may have too many or too few assets.  Moreover, resource requirements vary based on customer demand, which may be subject to seasonal or general economic conditions.  During periods of decreased customer demand, the Company’s asset utilization may suffer, and it may be forced to sell equipment on the open market or turn in equipment under certain equipment leases in order to right size its fleet.  This could cause the Company to incur losses on such sales or require payments in connection with such turn ins, particularly during times of a softer used equipment market, either of which could have a materially adverse effect on the Company’s profitability.

The Company’s indebtedness may increase from time to time in the future for various reasons, including fluctuations in results of operations, capital expenditures and potential acquisitions. The agreements governing the Company’s indebtedness, including the Credit Facility and the Term Loan, mature on various dates, ranging from 2022 to 2036. There can be no assurance that such agreements governing the Company’s indebtedness will be renewed or refinanced, or if renewed or refinanced, that the renewal or refinancing will occur on equally favorable terms to the Company. The Company’s ability to pay dividends to shareholders and ability to purchase new revenue equipment may be adversely affected if the Company is not able to renew the Credit Facility or the Term Loan or arrange refinancing of any indebtedness, or if such renewal or refinancing, as the case may be, occurs on terms materially less favorable to the Company than at present. If the Company is unable to generate sufficient cash flow from operations and obtain financing on terms favorable to the Company in the future, the Company may have to limit the Company’s fleet size, enter into less favorable financing arrangements or operate the Company’s revenue equipment for longer periods, any of which may have a material adverse effect on the Company’s operations.

Increased prices for new revenue equipment, design changes of new engines, decreased availability of new revenue equipment and future use of autonomous tractors could have a material adverse effect on the Company’s business, financial condition, operations, and profitability.

Management’s Discussion and Analysis

The Company is subject to risk with respect to higher prices for new equipment for its trucking operations.  The Company has experienced an increase in prices for new tractors in recent years, and the resale value of the tractors has not increased to the same extent.  Prices have increased and may continue to increase, due to, among other reasons, (i) increases in commodity prices; (ii) U.S. government regulations applicable to newly-manufactured tractors, trailers and diesel engines; (iii) the pricing discretion of equipment manufacturers; and (iv) component and supply chain issues that limit availability of new equipment and increase prices.  Increased regulation has increased the cost of the Company’s new tractors and could impair equipment productivity, in some cases, resulting in lower fuel mileage, and increasing the Company’s operating expenses.  Further regulations with stricter emissions and efficiency requirements have been proposed that would further increase the Company’s costs and impair equipment productivity.  These adverse effects, combined with the uncertainty as to the reliability of the vehicles equipped with the newly designed diesel engines and the residual values realized from the disposition of these vehicles could increase the Company’s costs or otherwise adversely affect the Company’s business or operations as the regulations become effective.  Over the past several years, some manufacturers have significantly increased new equipment prices, in part to meet new engine design and operations requirements.  Furthermore, future use of autonomous tractors could increase the price of new tractors and decrease the value of used non-autonomous tractors.  The Company’s business could be harmed if it is unable to continue to obtain an adequate supply of new tractors and trailers for these or other reasons.  As a result, the Company expects to continue to pay increased prices for equipment and incur additional expenses for the foreseeable future.

Tractor and trailer vendors may reduce their manufacturing output in response to lower demand for their products in economic downturns or shortages of component parts.  Currently, tractor and trailer manufacturers are experiencing significant shortages of semiconductor chips and other component parts and supplies, including steel, forcing many manufacturers to curtail or suspend their production, which has led to a lower supply of tractors and trailers, higher prices, and lengthened trade cycles, which could have a material adverse effect on the Company’s business, financial condition, and results of operations, particularly the Company’s maintenance expense and driver retention.

The Company has certain revenue equipment leases and financing arrangements with balloon payments at the end of the lease term equal to the residual value the Company is contracted to receive from certain equipment manufacturers upon sale or trade back to the manufacturers.  If the Company does not purchase new equipment that triggers the trade-back obligation, or the equipment manufacturers do not pay the contracted value at the end of the lease term, the Company could be exposed to losses equal to the excess of the balloon payment owed to the lease or finance company over the proceeds from selling the equipment on the open market.

The Company has trade-in and repurchase commitments that specify, among other things, what its primary equipment vendors will pay it for disposal of a certain portion of the Company’s revenue equipment.  The prices the Company expects to receive under these arrangements may be higher than the prices it would receive in the open market.  The Company may suffer a financial loss upon disposition of its equipment if these vendors refuse or are unable to meet their financial obligations under these agreements, it does not enter into definitive agreements that reflect favorable equipment replacement or trade-in terms, it fails to or is unable to enter into similar arrangements in the future, or it does not purchase the number of new replacement units from the vendors required for such trade-ins.

Used equipment prices are subject to substantial fluctuations based on freight demand, supply of used trucks, availability of financing, presence of buyers for export and commodity prices for scrap metal.  These and any impacts of a depressed market for used equipment could require the Company to dispose of its revenue equipment below the carrying value.  This leads to losses on disposal or impairments of revenue equipment, when not otherwise protected by residual value arrangements.  Deteriorations of resale prices or trades at depressed values could cause losses on disposal or impairment charges in future periods.

Difficulty in obtaining goods and services from the Company’s vendors and suppliers could adversely affect its business.

The Company is dependent upon its vendors and suppliers for certain products and materials.  The Company believes that it has positive vendor and supplier relationships and it is generally able to obtain acceptable pricing and other terms from such parties.  If the Company fails to maintain positive relationships with its vendors and suppliers, or if its vendors and suppliers are unable to provide the products and materials it needs or undergo financial hardship, the Company could experience difficulty in obtaining needed goods and services because of production interruptions, limited material availability or other reasons.  As a consequence, the Company’s business and operations could be adversely affected.

Customer and Credit Risks. The Company provides services to clients primarily in Canada, the United States and Mexico. The concentration of credit risk to which the Company is exposed is limited due to the significant number of customers that make up its client base and their distribution across different geographic areas. Furthermore, no client accounted for more than 5% of the Company’s total accounts receivable for the year ended December 31, 2021. Generally, the Company does not have long-term contracts with its major customers. Accordingly, in response to economic conditions, supply and demand factors in the industry, the Company’s performance, the Company’s customers’ internal initiatives or other factors, the Company’s customers may reduce or eliminate their use of the Company’s services, or may threaten to do so in order to gain pricing and other concessions from the Company.

Economic conditions and capital markets may adversely affect the Company’s customers and their ability to remain solvent. The customers’ financial difficulties can negatively impact the Company’s

Management’s Discussion and Analysis

results of operations and financial condition, especially if those customers were to delay or default in payment to the Company. For certain customers, the Company has entered into multi-year contracts, and the rates the Company charges may not remain advantageous.

Availability of Capital. If the economic and/or the credit markets weaken, or the Company is unable to enter into acceptable financing arrangements to acquire revenue equipment, make investments and fund working capital on terms favorable to it, the Company’s business, financial results and results of operations could be materially and adversely affected. The Company may need to incur additional indebtedness, reduce dividends or sell additional shares in order to accommodate these items. A decline in the credit or equity markets and any increase in volatility could make it more difficult for the Company to obtain financing and may lead to an adverse impact on the Company’s profitability and operations.

Information Systems. The Company depends heavily on the proper functioning, availability and security of the Company’s information and communication systems, including financial reporting and operating systems, in operating the Company’s business. The Company’s operating system is critical to understanding customer demands, accepting and planning loads, dispatching equipment and drivers and billing and collecting for the Company’s services. The Company’s financial reporting system is critical to producing accurate and timely financial statements and analyzing business information to help the Company manage its business effectively. The Company receives and transmits confidential data with and among its customers, drivers, vendors, employees and service providers in the normal course of business.

The Company’s operations and those of its technology and communications service providers are vulnerable to interruption by natural disasters, such as fires, storms, and floods, which may increase in frequency and severity due to climate change, as well as other events beyond the Company’s control, including cybersecurity breaches and threats, such as hackers, malware and viruses, power loss, telecommunications failure, terrorist attacks and Internet failures. The Company’s systems are also vulnerable to unauthorized access and viewing, misappropriation, altering or deleting of information, including customer, driver, vendor, employee and service provider information and its proprietary business information. If any of the Company’s critical information systems fail, are breached or become otherwise unavailable, the Company’s ability to manage its fleet efficiently, to respond to customers’ requests effectively, to maintain billing and other records reliably, to maintain the confidentiality of the Company’s data and to bill for services and prepare financial statements accurately or in a timely manner would be challenged. Any significant system failure, upgrade complication, cybersecurity breach or other system disruption could interrupt or delay the Company’s operations, damage its reputation, cause the Company to lose customers, cause the Company to incur costs to repair its systems, pay fines or in respect of litigation or impact the Company’s ability to manage its operations and report its financial performance, any of which could have a material adverse effect on the Company’s business.

Litigation. The Company’s business is subject to the risk of litigation by employees, customers, vendors, government agencies, shareholders and other parties. The outcome of litigation is difficult to assess or quantify, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. The cost to defend litigation may also be significant. Not all claims are covered by the Company’s insurance, and there can be no assurance that the Company’s coverage limits will be adequate to cover all amounts in dispute. In the United States, where the Company has growing operations, many trucking companies have been subject to class-action lawsuits alleging violations of various federal and state wage laws regarding, among other things, employee classification, employee meal breaks, rest periods, overtime eligibility, and failure to pay for all hours worked. A number of these lawsuits have resulted in the payment of substantial settlements or damages by the defendants. The Company may at some future date be subject to such a class-action lawsuit. In addition, the Company may be subject, and has been subject in the past, to litigation resulting from trucking accidents. The number and severity of litigation claims may be worsened by distracted driving by both truck drivers and other motorists. To the extent the Company experiences claims that are uninsured, exceed the Company’s coverage limits, involve significant aggregate use of the Company’s self-insured retention amounts or cause increases in future funded premiums, the resulting expenses could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Internal Control. Beginning with the year ended December 31, 2021, the Company is required, pursuant to Section 404 of the U.S. Sarbanes-Oxley Act, to furnish a report by management on the effectiveness of its internal control over financial reporting. In addition, the Company’s independent registered public accounting firm must report on its evaluation of the Company’s internal control over financial reporting. The Company has identified material weaknesses as at December 31, 2021 in the Company’s internal control over financial reporting related to Information technology general controls and the order to cash process. As a result of these material weaknesses, the Company has concluded that it did not maintain effective disclosure controls and procedures and internal controls over financial reporting. Further, Company’s independent registered public accounting firm has issued an adverse opinion indicating that the Company has not maintained effective internal control over financial reporting as at December 31, 2021. The Company’s management team is implementing its remediation plan for these material weaknesses, and while the Company expects to remediate these in fiscal 2022, the Company cannot be certain when the remediation will be completed. If the Company fails to fully remediate these material weaknesses or fails to maintain effective internal controls in the future, it could result in a material misstatement of the Company’s financial statements, which could cause investors to lose confidence in the Company’s financial

Management’s Discussion and Analysis

statements and cause the trading price of the Common Shares to decline.

Material Transactions. The Company has acquired numerous companies pursuant to its acquisition strategy and, in addition, has sold business units, including the sale in February 2016 of its then-Waste Management segment for CAD $800 million.  The Company buys and sells business units in the normal course of its business.  Accordingly, at any given time, the Company may consider, or be in the process of negotiating, a number of potential acquisitions and dispositions, some of which may be material in size.  In connection with such potential transactions, the Company regularly enters into non-disclosure or confidentiality agreements, indicative term sheets, non-binding letters of intent and other similar agreements with potential sellers and buyers, and conducts extensive due diligence as applicable.  These potential transactions may relate to some or all of the Company’s four reportable segments, that is, TL, Logistics, LTL, and Package and Courier.  The Company’s active acquisition and disposition strategy requires a significant amount of management time and resources. Although the Company complies with its disclosure obligations under applicable securities laws, the announcement of any material transaction by the Company (or rumours thereof, even if unfounded) could result in volatility in the market price and trading volume of the Common Shares. Further, the Company cannot predict the reaction of the market, or of the Company’s stakeholders, customers or competitors, to the announcement of any such material transaction or to rumours thereof.

Dividends and Share Repurchases. The payment of future dividends and the amount thereof is uncertain and is at the sole discretion of the Board of Directors of the Company and is considered each quarter.  The payment of dividends is dependent upon, among other things, operating cash flow generated by the Company, its financial requirements for operations, the execution of its growth strategy and the satisfaction of solvency tests imposed by the Canada Business Corporations Act for the declaration and payment of dividends.  Similarly, any future repurchase of shares by the Company is at the sole discretion of the Board of Directors and is dependent on the factors described above.  Any future repurchase of shares by the Company is uncertain.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities, the disclosures about contingent assets and liabilities, and the reported amounts of revenues and expenses. Such estimates include establishing the fair value of intangible assets related to business combinations, determining estimates and assumptions related to impairment tests for goodwill, determining estimates and assumptions related to the accrued benefit obligation, and determining estimates and assumptions related to the evaluation of provisions for self-insurance and litigations. These estimates and assumptions are based on management’s best estimates and judgments. Key drivers in critical estimates are as follows:

Fair value of intangible assets related to business combinations

•	Projected future cashflows
•	Acquisition specific discount rate
•	Attrition rate established from historical trends

Impairment tests for goodwill

•	Discount rates
•	Forecasted revenue growth, operating margin, EBITDA margin as well as capital expenditures
•	Comparable public company EBITDA multiples

Accrued benefit obligation

•	Discount rates
•	Salary growth
•	Mortality tables

Self-Insurance and litigations

•	Historical claim experience, severity factors affecting the amounts ultimately paid, and current and expected levels of cost per claims
•	Third party evaluations

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from these estimates. Changes in those estimates and assumptions resulting from changes in the economic environment will be reflected in the financial statements of future periods.

CHANGES IN ACCOUNTING POLICIES

Adopted during the period

The following new standards, and amendments to standards and interpretations, are effective for the first time for interim periods beginning on or after January 1, 2022, and have been applied in preparing the unaudited condensed consolidated interim financial statements:

Onerous Contracts – Cost of Fulfilling a Contract

(Amendments to IAS 37)

These new standards did not have a material impact on the Company’s unaudited condensed consolidated interim financial statements.

To be adopted in future periods

The following new standards and amendments to standards are not yet effective for the year ended December 31, 2022, and have not been applied in preparing the unaudited condensed consolidated interim financial statements:

Management’s Discussion and Analysis

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

Definition of Accounting Estimates (Amendments to IAS 8)

Further information can be found in note 3 of the September 30, 2022, unaudited condensed consolidated interim financial statements.

CONTROLS AND PROCEDURES

In compliance with the provisions of Canadian Securities Administrators’ National Instrument 52-109 and the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company has filed certificates signed by the President and Chief Executive Officer (“CEO”) and by the Chief Financial Officer (“CFO”) that, among other things, report on:

•	their responsibility for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Company; and
•	the design of disclosure controls and procedures and the design of internal controls over financial reporting.

Disclosure controls and procedures

The President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), have designed disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act), or have caused them to be designed under their supervision, in order to provide reasonable assurance that:

•	material information relating to the Company is made known to the CEO and CFO by others; and
•

information required to be disclosed by the Company in its filings, under applicable securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

As at September 30, 2022, an evaluation was carried out under the supervision of the CEO and CFO, of the design of the Company’s disclosure controls and procedures. Based on this evaluation, the CEO and CFO concluded that due to the material weaknesses in our internal control over financial reporting as described below in Management’s Annual Report on Internal Controls over Financial Reporting as at December 31, 2021, the Company’s disclosure controls and procedures were not effective as of September 30, 2022 as the controls have not yet been adequately remediated.

Management’s Annual Report on Internal Controls over Financial Reporting

The CEO and CFO have also designed internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act), or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at December 31, 2021, an evaluation was carried out, under the supervision of the CEO and the CFO, of the effectiveness of the Company’s internal control over financial reporting. Based on this evaluation, the CEO and the CFO concluded that material weaknesses exist, as described below, and due to these material weaknesses, the Company’s internal control over financial reporting is not effective as of December 31, 2021. The control framework used to design the Company’s internal controls over financial reporting is based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 framework). A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the Company’s evaluation of internal controls over financial reporting, the following control deficiencies were considered to be material weaknesses:

•

IT General Controls: The Company had an aggregation of control deficiencies within its information technology (IT) general controls across multiple systems supporting the Company’s business processes, including deficiencies relating to user access controls, change management, and high-privileged access. The Company concluded that process-level automated controls and manual controls that are dependent on information from affected IT systems, where risks could not be mitigated, were ineffective because they could have been adversely impacted by the IT general control deficiencies; and

•

Order to Cash Process: Due to the material weakness described above, automated controls and manual controls that are dependent on information from affected IT systems around the order to cash process, which encompasses billing and pricing sub processes were found to not be effective. In addition, there was inadequate review and documentation of manual process level controls.

Notwithstanding these material weaknesses, management has concluded that the Company’s Audited consolidated financial statements as at and for the year ended December 31, 2021 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS. These material weaknesses did not have an impact on the Company’s financial reporting and as a result, there were no material adjustments to the Company’s audited consolidated financial statements for the year ended December 31, 2021 and there were no changes to previously released financial results. However, because the material weaknesses create a reasonable possibility that a material misstatement to our financial statements would not be prevented or detected on a timely basis, we concluded that as of December 31, 2021 the internal control over financial reporting was not effective.

The effectiveness of internal controls over financial reporting as of December 31, 2021 has been audited by KPMG LLP, the Company’s

Management’s Discussion and Analysis

registered public accounting firm that audited the consolidated financial statements and is included with the Company’s consolidated financial statements. KPMG LLP’s adverse opinion, as stated in their report, is that the Company has not maintained effective internal control over financial reporting as of December 31, 2021.

Limitation on scope of design

As permitted under the relevant securities rules, the Company had previously limited the scope of its evaluation of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of UPS Freight (now TForce Freight) as it was acquired not more than 365 days before the end of the financial period to which the CEO and CFO certificates relate. Beginning May 1, 2022 there is no longer a scope limitation with regards to TForce Freight as the it has been acquired over 365 days ago.

Remediation plan

Management’s plans to remediate control deficiencies that lead to a material weakness continue to operate, and are monitored and tested for design and operating effectiveness. Remediation actions include:

•	Testing of design of the controls put in place for control deficiencies, as part of the remediation plan. Review and feedback provided by subject matter experts;
•	Continuous monitoring and assessment of operating effectiveness of controls related to the remediation efforts;
•	Training and feedback cycle for control performers and reviewers; and
•	Quarterly reporting on the remediation measures to the Audit Committee of our Board of Directors.

While remediation of key controls related to the IT general controls and the order to cash process are expected to be completed in fiscal year 2022, the Company cannot be certain when the remediation will be completed. The material weaknesses will not be considered fully remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Changes in internal controls over financial reporting

Other than the remediation process described above, and the testing of controls related to TForce Freight, there were no changes to the Company’s internal controls over financial reporting during the quarter ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.